SCHEDULE 14A INFORMATION

CONSENT STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT
OF 1934

Filed by the Registrant |_|

Filed by a Party other than the Registrant |X|

Check the appropriate box:

|X|   Preliminary Consent Statement
|_| Confidential, for Use of the Commission only (as permitted by rule 14a-6(e)(2))
|_|   Definitive Consent Statement
|_|   Definitive Additional Materials
|_|   Soliciting Material Pursuant to sec.240.14a-11(c) or Rule 14a-12

                           VESTCOM INTERNATIONAL, INC.
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                (Name of Registrant as Specified in Its Charter)

            HARISH K. CHOPRA, TIMETRUST, INC. -and- R-SQUARED LIMITED
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    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

|X|   No fee required.

|_|   Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

      (1)   Title of each class of securities to which transaction applies:

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      (2)   Aggregate number of securities to which transaction applies:

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      (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

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      (4)   Proposed maximum aggregate value of transaction:

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      (5)   Total fee paid:

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|_|   Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      (1)   Amount Previously Paid:

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      (2)   Form, Schedule or Registration Statement No.:

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      (3)   Filing Party:

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      (4)   Date Filed:

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

PRELIMINARY COPY; SUBJECT TO COMPLETION
FEBRUARY __, 2000

                            ------------------------

                                CONSENT STATEMENT
                                       OF
            HARISH K. CHOPRA, TIMETRUST, INC., and R-SQUARED LIMITED

                         -------------------------------

To the Shareholders of Vestcom International, Inc.:

      This Consent Statement and the enclosed GOLD consent card are from Harish
K. Chopra, TimeTrust, Inc., and R-Squared Limited (the "Solicitors," "we" or "us"). Through this Consent Statement we are providing you with the opportunity to replace five of the seven current directors of Vestcom International, Inc. ("Vestcom" or the "Company") with our nominees and to approve three other proposals relating to Vestcom's by-laws that are described in this Consent Statement. The Solicitors own more than 8% of the Company's common stock and are asking all Vestcom shareholders consent to all of our proposals by marking, signing and dating the enclosed GOLD consent card and returning it in the enclosed, postage-paid envelope, to our consent solicitor, Beacon Hill Partners as set forth in this Consent Statement.

      This Consent Statement and the enclosed GOLD consent card are first being furnished to the shareholders of Vestcom on or about February __, 2000.

                 WHY YOUR CONSENT TO OUR PROPOSALS IS IMPORTANT

      We are soliciting your consent to our Proposals in order to address and remedy what we believe to be critical issues of Vestcom's mismanagement, poor stock performance, revenue and earnings stagnation and what we believe are the Board's repeated fiduciary violations that improperly entrench management.

      It is important that these issues be addressed now, because we believe the Board and senior management have shown no sign that they are willing to institute the changes necessary to improve Vestcom's commercial performance, stock price and financial condition, or to otherwise increase shareholder value. We also believe that because of the poor operational decisions that the Board and senior management have made and the failed strategic business model they continue to follow, Vestcom cannot afford to waste precious time while its condition continues to weaken. Further, we believe actions taken by the current Board entrench itself and senior management, and also disenfranchise you and Vestcom's other shareholders. In our view, the current Board's actions are on-going breaches of the Board's fiduciary obligations that will only make it progressively more difficult to "turn around" the Company's performance, financial condition and stock price.

      WE BELIEVE THAT BY CONSENTING TO OUR PROPOSALS THE SHAREHOLDERS OF VESTCOM WILL ELECT A BOARD OF DIRECTORS THAT WILL SUBSTANTIALLY IMPROVE VESTCOM'S BUSINESS AND MARKETPLACE PERFORMANCE, AND WILL THEREBY INCREASE THE VALUE OF THE VESTCOM SHARES FOR THE BENEFIT OF ALL VESTCOM SHAREHOLDERS.

                                  OUR PROPOSALS

      We are asking all Vestcom shareholders to consent to the following five actions (the 'Proposals"), as authorized by New Jersey law:

      (1) Remove five of the seven current Vestcom directors (other than Stephen
R. Bova and Leonard J. Fassler) and remove any other director elected or appointed to the Vestcom Board before the effective date of this shareholder action other than those five nominees identified herein to be elected by this consent;

      (2) Elect the five nominees (the "Nominees") described in this Consent Statement to serve as directors of Vestcom (or, if any such Nominee is unable to serve as a director of Vestcom, any other person designated as a Nominee by the remaining Nominee or Nominees);

      (3) Amend Section 3.7 of Article III of the Vestcom by-laws to provide that any vacancy or vacancies on the Vestcom Board created as a result of the removal of any of the current directors by Vestcom's shareholders may be filled only by a majority vote of Vestcom's shareholders;

      (4) Amend Section 3.2 of Article III of the Vestcom by-laws to set the number of directors of Vestcom at seven; and

      (5) Repeal any amendment to the Vestcom by-laws that is adopted by the current Vestcom Board between December 16, 1999 and the date on which these Proposals become effective and the Nominees are seated.

      Each of these Proposals will be effective on April 17, 2000 if on or prior to April 7, 2000 (the "Consent Tabulation Date") we receive and deliver to Vestcom consents of a majority of the shares of Vestcom common stock that are issued and outstanding on February 8, 2000 (the "Consent Record Date"). The Consent Record Date is the date fixed by Vestcom for determining the shares entitled to give such consents and the Consent Tabulation Date was delayed by Vestcom for a further 10 days to the April 17, 2000 date. (For the basis of Vestcom's delay, please see CONSENT PROCEDURE on page __.)

            WE RECOMMEND THAT YOU CONSENT TO EACH OF THE PROPOSALS.

      Unless we get approval for Proposals 1 AND 2, none of the Proposals will become effective. Approval of each of the Proposals requires the affirmative consent of a majority of the shares of Vestcom common stock outstanding on the Consent Record Date. The overall purpose of the Proposals is to elect the Nominees to the Vestcom Board. If they are elected to the Board, we believe the Nominees will act in the best interest of Vestcom's shareholders. The Nominees (three of whom are independent of the Solicitors) have indicated that they believe that the best interests of the Vestcom shareholders would be served by removing five of the seven current Vestcom Board members and replacing them with the Nominees.


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

      If the five current directors are removed and our Nominees are elected in their place, we believe that the resulting seven member Board will redirect the Company's management and operations with the aim of prudently enhancing shareholder value. In our opinion, the current Board has enhanced management benefits at shareholder expense. Of course, there is no assurance that our Nominees, if elected, will succeed in their efforts.

      We also expect that, if elected, our Nominees will consider terminating Joel Cartun as Vestcom's Chairman and Chief Executive Officer and consider terminating Brendan Keating as Vestcom's President. If terminated, we expect that the new Board would appoint Harish Chopra to these positions. Mr. Chopra has agreed to serve in these capacities without salary for the initial year of employment. For that initial year, he would be compensated solely by the grant of options to purchase Vestcom common stock at a per share exercise price equal to fair market value at the date of grant. The number of options granted for the initial year and subsequent employment arrangements would be set by the independent directors of the Company. Other than Mr. Chopra and Robert J. Verrilli (who is the chief financial officer of TimeTrust, one of the Solicitors), at the date of this Consent Statement none of the Nominees have agreed to the foregoing, executive employment matters.

      Under the terms of so-called "change in control" agreements that Vestcom entered into with each of Mr. Cartun and Mr. Keating in January 1999, if five of Vestcom's present directors are removed and replaced with our Nominees this would alone constitute a change in control of management of the Company under their employment agreements. Nevertheless, other than reconstituting the Board to consist of two management directors (Messrs. Chopra and Verrilli) and five independent directors (Messrs. April, Bova, Fassler, Kennedy, Raab), which we believe would improve the operational management of the Company, there would not be any other adverse consequences to the Company of which the Solicitors are aware.

      However, if during the 12 months following the reconstitution of the Board Mr. Cartun and/or Mr. Keating were to be terminated without cause, the Company would be obligated to pay an estimated $500,000 or more in severance payments to each such former executive.* Were such an event to occur, it would have the effect of a one time non-recurring compensation charge to earnings and reducing the Company's working capital; offset in part by Mr. Chopra's willingness to work for a year without being paid a cash salary and the availability of up to $3 million of additional working capital from one or more of the Solicitors on such terms as may be agreed to with the independent directors of the Board.

      Each of our Nominees has stated that, upon election to the Board, he intends to act in accordance with his fiduciary obligations and apply his experience and sound business judgment to managing Vestcom's business. Based on our discussions with them, we also believe that our Nominees, if elected to the Board, in conjunction with Mr. Chopra's leadership will expeditiously seek to:

      o Carefully analyze the prior strategic decisions made by Vestcom's present Board and management to determine to what extent they have damaged Vestcom's performance;

      o Determine how best to reverse what they determine to be poor decisions in order to provide a sound basis for sustained revenue and earnings growth; and then

----------

      *Michael D. Helfand, Vestcom's present Chief Financial Officer, has also executed a change of control agreement with Vestcom, the terms of which are substantially similar to the Cartun and Keating agreements, and which also entitle Mr. Helfand to an estimated $500,000 or more in severance payments if he were to be terminated without cause following a change of control of Vestcom.


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

      o With the active input and involvement of local management, formulate and implement a new business strategy that in a controlled way completes the integration of Vestcom's operating subsidiaries, builds on existing strengths, and cost-effectively eliminates areas of weakness.

      While each of our Nominees has stated that he intends to, in all cases, act upon the basis of his own independent and informed business judgment, it is our view that a new Board composed of our nominees and the two continuing directors, Mr. Bova and Mr. Fassler, would carefully consider adopting a new business strategy that emphasizes:

      o Local empowerment of regional management; and

      o Limited centralization of only those selected corporate functions whose effectiveness is actually enhanced by centralization.

      o Creation of a separated, integrated operations center for National Accounts.

      o Development of new, technology-based service opportunities.

      YOUR CONSENT IS IMPORTANT! TO CONSENT TO OUR PROPOSALS PLEASE DO THE
FOLLOWING:

      o PROMPTLY SIGN AND RETURN THE ENCLOSED GOLD CONSENT CARD

      o DO NOT RETURN ANY CARD SENT TO YOU BY VESTCOM MANAGEMENT

      If your shares of Vestcom common stock are held in your own name, please sign, DATE and mail the enclosed GOLD consent card today in the postage-paid envelope provided or mail the completed card to Beacon Hill Partners ("Beacon Hill Partners") at the address below.

      If your shares of Vestcom common stock are held in "Street-Name, "only your bank or broker can execute a consent on your behalf, but only upon receipt of your specific instructions. Please sign, DATE and mail the enclosed GOLD consent instruction form to your bank or broker today in the postage-paid envelope provided. To ensure that your consent is effective, please contact the persons responsible for your account and instruct them to execute the GOLD consent card on your behalf.

      IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY ASSISTANCE IN EXECUTING OR DELIVERING YOUR CONSENT, PLEASE WRITE TO OR CALL:

                              Beacon Hill Partners
                           90 Broad Street, 20th Floor
                            New York, New York 10004
             Banks and Brokerage Firms Call Collect: (212) 843-8500
                    Shareholders Please Call: (800) 755-5001

      IF YOU DO NOTHING, THE EFFECT WILL BE A VOTE AGAINST THE PROPOSALS.

      IN ORDER TO REMOVE AND REPLACE FIVE OF THE CURRENT DIRECTORS OF VESTCOM, THE AFFIRMATIVE VOTE OF A MAJORITY OF ALL OUTSTANDING SHARES IS NEEDED FOR PROPOSAL 1 AND FOR PROPOSAL 2.


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

      IN ORDER TO ASSURE THAT THE REMOVAL AND REPLACEMENT OF FIVE OF THE CURRENT VESTCOM DIRECTORS CANNOT BE CIRCUMVENTED BY VESTCOM'S MANAGEMENT, THE AFFIRMATIVE VOTE OF A MAJORITY OF ALL OUTSTANDING SHARES IS NEEDED FOR ALL FIVE OF OUR PROPOSALS.

      WE URGE YOU TO VOTE FOR EACH OF OUR FIVE PROPOSALS.

              QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

Q:    WHO IS MAKING THE SOLICITATION?

A: This Solicitation is being made by Harish K. Chopra who is an experienced business critical document imaging executive, R-Squared Limited ("R-Squared"), and TimeTrust, Inc., ("TimeTrust"), a company wholly-owned by Mr. Chopra and R-Squared. Through TimeTrust, R-Squared and personally, Mr. Chopra has acquired beneficial ownership of over 8% of Vestcom's outstanding common stock.

Q:    WHAT ARE WE ASKING YOU TO CONSENT TO?

A: You are being asked to consent to several proposals which would replace five of Vestcom's current directors with directors independent of current management who have indicated they intend to act in your best interest. Stephen R. Bova and Leonard J. Fassler are currently independent directors of Vestcom and our Proposals do not seek their removal. Although we desire that each will continue in office as an independent director, none of the Solicitors has any understanding or arrangement with either of Messrs. Bova or Fassler and they have neither requested nor consented to be named in this Consent Statement. However, Mr. Chopra believes that when properly apprised of Vestcom's governance and operating issues, they would act in the best interests of Vestcom's shareholders. If Messrs. Bova and Fassler were to subsequently resign prior to the election of directors at the next Annual Meeting, the resulting vacancies would be filled by the remaining directors and the Company would at that time not have any "continuing directors" as that term is defined in the Company's recently enacted Shareholder Rights Plan (a so-call "poison pill"). (For more information concerning the effects of a resignation of Mr. Bova and/or Mr. Fassler, please see WHY THE PENDING LITIGATION IS IMPORTANT, at page __.)

Q:    WHY ARE WE SOLICITING YOUR CONSENT?

A: We are soliciting your consent because we believe the current members of Vestcom management are not acting, and will not act, in your best interest. Specifically, we believe that:

      o In January 1998 when Vestcom management acknowledged that its consolidation plan for existing operations were over budget and experiencing delays, and that two further acquisitions were described as "not accretive", the Company's stock dropped from $18.875 per share to $7.25 per share, thereby losing over $102 million of market capitalization. One year later in January 1999, Vestcom's stock price failed to recover and traded even lower ranging from $8.50 to $6.625 per share, but Joel Cartun, who then owned 1,474,198 shares, entrenched both himself and Brendan Keating by putting in place change in control agreements that superceded their August 1997 IPO employment agreements. The new agreements permit them to be paid an estimated $500,000 each if a new board were elected and their employment were subsequently terminated for reasons other than cause. Later, in October 1999, Michael Helfand, Vestcom's Chief Financial Officer was also given a


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

            change of control agreement, to permit him to be paid an estimated $500,000 if a new board were elected and his employment subsequently terminated for other than cause.

      o After the Board, in January 1999 provided Mr. Cartun and Mr. Keating with change of control agreements that preserve their employment and salaries, Vestcom's operating results and financial condition continued to dramatically weaken, with stagnant revenues, falling operating profits, growing administrative costs and ultimately substantial operating losses.

      o In late November 1999, after Mr. Chopra reported he had acquired 6.68% of Vestcom's shares and intended at a future date to seek representation on Vestcom's Board or seek changes in Vestcom management, Mr. Cartun sought, as a precondition to meeting with Mr. Chopra--who was then Vestcom's 4th largest shareholder--that Mr. Chopra agree for the next two years not to discuss with other shareholders his ideas concerning the Company or to purchase any more Vestcom shares. Mr. Chopra refused to so limit his shareholder rights by entering into such an arrangement.

      o On or about December 16, 1999, three weeks after Mr. Chopra's reported ownership of 6.68% of Vestcom's common stock, the Solicitors understand that Mr. Cartun was informed that Mr. Chopra was arranging for four other Vestcom shareholders who in aggregate held over 20% of the Vestcom shares, the percentage required under Vestcom's then effective by-laws to call a special meeting of shareholders to assess management's stewardship of Vestcom and to consider replacing the Vestcom Board. On December 16, 1999, the Board amended Vestcom's by-laws to eliminate the ability of the shareholders to call a special meeting, leaving that power only with the Board, the Chairman (Mr. Cartun) or the President (Mr. Keating). The New Jersey Business Corporation Act provides that in the absence of a by-law permitting shareholders to call a special meeting any shareholder or group of shareholders holding at least 10% of a corporation's outstanding shares can, with the prior approval of a state court judge, call a special meeting. However, the Vestcom Board also adopted a Shareholder Protection Rights Agreement dated December 17, 1999 (a so-called "Poison Pill"). When it is triggered, the Poison Pill's provisions massively dilute the stock ownership of persons who acquire 10% or more of Vestcom's common stock. For this reason, we believe the Poison Pill was designed by the current Board to make it economically prohibitive for a shareholder to acquire 10% of Vestcom shares and for existing Vestcom shareholders holding 10% or more of Vestcom shares to act together as a group to seek to change management whether by calling for a special meeting or otherwise acting in the shareholders' best interests. Although the Poison Pill was generally described by Vestcom Management in a letter to shareholders dated December 28, 1999, Vestcom management failed to describe either the effect of the by-law amendments and the Poison Pill on the ability of shareholders to call a special meeting, or that a significant group of shareholders were being thwarted in their desire to call such a meeting.

      In short, the Solicitors believe that the incumbent management team is intent on entrenching itself despite what we see as its poor performance to date. The Solicitors' proposed management team intends to provide Vestcom's shareholders with substantially greater value than the existing management team.

Q:    WHO ARE THE NOMINEES?


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

A:    The Nominees are Harish K. Chopra, Howard April, Parker S. Kennedy, Frank
      E. Raab and Robert J. Verrilli, none of whom is currently affiliated with Vestcom. They are highly qualified individuals who believe that you are entitled and it is in the best interest of the Vestcom shareholders to give a new management team a chance. Howard April was one of the founding directors of Vestcom when it went public in August 1997, and was employed by Vestcom under a three-year employment agreement which would have run through August, 2000, if Mr. April hadn't been terminated in March 1999. (For additional information about the proposed Solicitor nominees, please see ADDITIONAL INFORMATION REGARDING THE PROPOSAL -- PROPOSAL 2: ELECTION OF NOMINEES. )

Q: IF YOU CONSENT TO THE CHANGE OF VESTCOM DIRECTORS, ARE YOU CONSENTING TO ANY SUBSEQUENT BUSINESS COMBINATION?

A: No. The Solicitors are not aware of any pending or proposed business combination, and there is no business combination or transaction being proposed by the Solicitors. You will have the opportunity to consider any such proposal if and when any such proposal is submitted for your approval. If the Nominees are elected, that approval would be sought only if a majority of the new Board believes that the transaction would be in your best interest..

Q:    WHO CAN CONSENT TO THIS MATTER?

A: If you owned Vestcom shares on February 8, 2000 (the "Consent Record Date") you have the right to consent to the Proposals.

Q:    WHAT IS THE DEADLINE FOR SUBMITTING CONSENTS?

A. Section 14A:5-6 of the New Jersey Business Corporation Act requires that, in order for the Proposals to be adopted, Vestcom must receive written consents signed by a sufficient number of shareholders to adopt the Proposals not more than 60 days after the date on which this Consent Solicitation is first mailed to the Vestcom shareholders. Consequently, you should act promptly so we can ensure that all consents are properly executed and returned. This Consent Solicitation is being mailed to the shareholders on ________, 2000; accordingly, the termination date of this Consent Solicitation is April 7, 2000. The Solicitors urge the Vestcom shareholders to expedite the return of these consents so as to promptly resolve the direction of the Company.

Q:    HOW MANY SHARES MUST BE VOTED IN FAVOR OF THE PROPOSALS TO EFFECT THEM?

A: We must receive consents from a majority of Vestcom's outstanding shares for the Proposals to be adopted. As of November 1, 1999, Vestcom reported having 9,056,806 shares of common stock outstanding (which the Solicitors understand to include voting rights appurtenant to one share of Series B Preferred Stock convertible into 239,988 shares of dividend access shares). Therefore, based on available information, we estimate that the affirmative vote of at least 4,528,404 shares is necessary to effect the Proposals. Abstentions, failures to vote and broker non-votes will have the same effect as a "no" vote.

Q:    WHAT SHOULD YOU DO TO CONSENT?

A: Sign, DATE and return the enclosed GOLD consent card TODAY to Beacon Hill Partners in the envelope provided. In order for your consent to be valid, it must be dated.


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

Q:    WHO DO YOU CALL IF YOU HAVE QUESTIONS ABOUT THE SOLICITATION?

A:    Please call toll free Beacon Hill Partners at (800) 755-5001.

                    REASONS FOR THE SOLICITATION OF CONSENTS

      In addition to what we believe to be mismanagement of the Company as discussed elsewhere in this Consent Statement, the Solicitors are soliciting your consent to the Proposals because we believe that the current members of the Vestcom management have breached their fiduciary duties to you and are not acting, and will not act, in your best interest. The Solicitors believe this is the case based on the following:

      o The current Vestcom management sought to entrench themselves with so-called "golden parachute" change of control agreements which would require payments from the Company of over $500,000 each if, after the shareholders elect a new Board, Messrs. Cartun (the present Chief Executive Officer), Keating (the present President) and Helfand (the present Chief Financial Officer) are terminated without "cause". "Cause" was defined in such a limited manner that these payments would be due even if these executives are terminated for poor performance.

      o The current Vestcom management has inappropriately sought to impose a standstill agreement upon the Solicitors to prevent the Solicitors from even making or in any way participating in any solicitation to advise you of Vestcom management's shortcomings.

      o With full knowledge that the Solicitors were ready, willing and able to undertake a solicitation on December 16, 1999, Vestcom's Board adopted restrictive by-law amendments that severely limits the right of shareholders to call a special meeting, and also adopted a Poison Pill which contains so-called "dead hand" provisions that (i) in the context of a proxy or consent contest permit only the current directors or new directors who are nominated or approved by the current directors ("Continuing Directors") to redeem the Poison Pill, and
(ii) in the context of an unsolicited tender offer or other proposed business combination permit only Continuing Directors or so-called "independent directors" to redeem the Poison Pill. We believe that in most business combinations and in proxy or consent contests these "dead hand" provisions prevent the Vestcom shareholders from electing new directors who either intend to redeem the Poison Pill or who could redeem the poison pill if they determine it is in the best interest of the Vestcom shareholders to do so.

      o Although in January 1999, the Board provided Mr. Cartun and Mr. Keating with change of control agreements that preserve their employment and salaries, Vestcom's operating results and financial condition continued to weaken. On a quarter-to-quarter basis for the four quarters ending September 30, 1999, revenues became (and, we believe, still are) essentially stagnant, operating profits fell (ultimately resulting in deep operating losses), administrative costs increased, and nearly $6 million in "restructuring" charges were incurred.

      We believe that by approving the Poison Pill and the change of control agreements for senior management (which include a total of up to an estimated $1.5 million or more in severance payments), the current Vestcom management has gone to unreasonable and disproportionate lengths to entrench itself. We also believe that the "dead hand" provisions of the Poison Pill adopted by the present Board will prevent third parties from buying shares of your stock in most unsolicited tender offers and other proposed business combinations, and, together with the restrictive by-laws will inhibit shareholders from making what they believe to be beneficial changes in management.

      In our opinion, by entrenching itself and senior management while Vestcom's business, finances and stock price are all failing, the current Vestcom Board is not acting, and will not act, in your best


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

interest. Therefore, we believe that five of the current directors should be removed and replaced with our Nominees who have stated they intend to act in your best interest. The Solicitors believe that the adoption of the Proposals will accomplish this goal.

                           A HISTORY OF MISMANAGEMENT

      In addition to what we believe constitutes entrenching themselves and not acting in your best interests as discussed elsewhere in this Consent Statement, the Solicitors are requesting your consent to the Proposals because we believe that the incumbent executive management has mismanaged the Company by entrenching themselves, all to the detriment of the Vestcom stockholders. The Solicitors believe this is the case based on the following:

      Vestcom was created through a "roll-up" acquisition of seven operating companies, based on a business strategy that recognized that each of those companies was a locally-based business whose success resulted from the strong personal relationships their owners and managers had, over the years, developed with businesses and customers. Within a few months of its founding, however, we believe that Vestcom began to abandon its business strategy and commenced what we believe to be a series of poor strategic decisions which, we further believe, resulted in Vestcom's rapidly deteriorating condition.

      Within three months of Vestcom's IPO, and before completing the integration of its seven initial acquisitions, the Board and senior management set out upon an aggressive program of further acquisitions. From November 1997 through February 1999, Vestcom acquired eight additional operating companies, one of which, Business Mail Express, was operating at a loss. In late January 1998 Vestcom management announced two further acquisitions which were described as "not accretive", announced that management's "consolidation" plan was over-budget and experiencing delays, and also stated that it expected decreased future earnings. Nonetheless, Vestcom decided to continue its acquisition program in the face of both difficulties in integrating its existing acquisitions and expectations of depressed future earnings. On January 26, 1998, the day of that announcement, Vestcom's stock price dropped from $18.875 per share to $7.25 per share, thereby losing over $102 million of market capitalization. It has never recovered, trading at $______ per share on the trading day immediately preceding the date of this Consent Solicitation.

      Even after the January 26, 1998 fall in Vestcom's stock price, the Board and senior management continued on what we believe to be the misguided strategic path--acquisitions in the face of integration difficulties and poor operating and financial results--that we believe initially caused the decline in the Company's stock price. Between August 1998 and February 1999 Vestcom acquired four more operating companies.* For all eight post-IPO acquisitions Vestcom expended in excess of $30 million in cash, notes and shares of Vestcom capital stock.*

      Instead of following its initial business strategy of decentralized operations, senior management and the Board have increasingly centralized operations and operating facilities. Between the fourth quarter of 1998 and the third quarter of 1999, the Company undertook a series of expensive, centralizing changes including consolidating three New England operations sites into one New England site; relocating two New Jersey operations sites to two new sites, both still in New Jersey; relocating its New York City operations site and subsequently closing its New York City operation. As a consequence, Vestcom incurred almost $6 million in restructuring charges last year (i.e., $3,987,880 in the second quarter of 1999 and $1,930,144 in the third quarter of 1999). We also believe that these "consolidations"

----------

      *Derived from Vestcom's Report on Form 10-K for the year ended December 31, 1998 and Vestcom's Report on Form 10-Q for the first quarter of 1999.

directly contributed to an increase in Vestcom's cost of revenue from 62.7% in the fourth quarter of 1998 to 70.5% in the third quarter of 1999, and the increase in Vestcom's SGA expenses from 29.3% of revenues in the fourth quarter of 1998 to 32.7% of revenues in the third quarter of 1999.**

      During the same period, and despite the acquisition of eight new operating companies, Vestcom's quarter-to-quarter revenues remained essentially stagnant, at a per quarter average of approximately $31.3 million. IN CONTRAST, PRIOR TO THEIR ACQUISITION BY VESTCOM, THE INITIAL SEVEN OPERATING COMPANIES HAD A COMBINED, COMPOUNDED ANNUAL REVENUE GROWTH RATE OF APPROXIMATELY 12%.*** We believe that this stagnation of Vestcom's revenues is also largely attributable to the Board's and senior management's failure to complete the integration of the Company's seven initial acquisitions before embarking on acquiring additional operating companies.

      It is our view that the business strategy adopted by the Board and senior management has resulted in a lack of operating cohesion in the Company, an inability to take advantage of existing opportunities for revenue growth, increased operating costs and the incurring of further expenses in an ineffective effort to trim excess costs and "consolidate" operations among not merely seven, but fifteen, operating companies that each have their own unique market characteristics, management styles and operating philosophies.

      WE BELIEVE THAT THE RESULT OF THIS SHORT-SIGHTED STRATEGY IS THE DETERIORATION OF VESTCOM'S OPERATING INCOME IN 1999, BEFORE RESTRUCTURING CHARGES, FROM APPROXIMATELY $2,269,100 FOR THE FIRST QUARTER TO $643,100 FOR THE SECOND QUARTER TO A LOSS OF $988,900 FOR THE THIRD QUARTER--A STUNNING 254% SECOND TO THIRD QUARTER LOSS OF $1,632,000.**

      The basis for our views as to the Company's current business strategy is not only Vestcom's historical results but also extensive discussions Messrs. Chopra and Verrilli have had with various current and former Vestcom executive and operating officers as to the nature of the Vestcom business and the opportunities and problems encountered therein.

      In the prior supporting materials separately provided to Vestcom shareholders alerting them that this Consent Solicitation would be forthcoming, the Solicitors made pro-forma comparisons as to what the market value of the Company would be if it would have been able to increase earnings through reducing the cost of revenue, SGA expenses or interest expenses. The basis for discussing these possible operating improvements was Mr. Chopra's discussions with current and former Vestcom executives and operations managers. In each case the valuation multiple utilized to seek to measure the impact of the proposed adjustment on Vestcom, was that of 20 times Vestcom's earnings. This valuation multiple is set below the average 25.6 valuation multiple of what the Solicitors believe to be four comparable publicly traded companies, the multiples for which range from a high of 39.8 to a low of 11.7. In addition, the Solicitors' prior supporting material mailed to Vestcom shareholders included copies of two internet "chat room" messages. Given the nature of internet "chat rooms", the identity of the author or

----------

      **Derived from Vestcom's Reports on Form 10-K for the year ended December 31, 1998, and Vestcom's Reports on Form 10-Q for the first, second and third quarters of 1999.

      ***Derived from a comparison of Vestcom's financial statements as set forth on its Reports on Form 10-Q for the first, second and third quarters of 1999, to the Summary of Individual Founding Companies Financial Data from 1994 to 1996 set forth in Vestcom's IPO Registration Statement.

authors of these messages is unknown. Accordingly, the Solicitors have not sought nor obtained the consent of such authors for the use of this uncopyrighted material and none of the Solicitors, Nominees or their affiliates has or will pay directly or indirectly any fee or other consideration for such materials preparation or such use. The Solicitors are not assuming any liability for the accuracy of these "chat room" messages.

      The discussions with current and former Vestcom executives, the Solicitor's pro-forma adjustments and "chat room" predictions can only be viewed as estimates and/or predictions and are subject to operating risks and uncertainties that could cause actual results or events to differ and perhaps differ materially. Although the Solicitors believe them to be reasonable, due to the various underlying bases of the estimates and assumptions set forth in this Section and the prior supporting materials separately provided to Vestcom shareholders, the Vestcom shareholders are cautioned against attributing undue certainty to these foregoing assessments.

                     NEW LEADERSHIP CAN MAKE VESTCOM SUCCEED

      We believe in Vestcom's potential for success. However, we believe the Company's operating history demonstrates that the present Board and senior management followed a strategic path that over- emphasized an aggressive acquisition program while overlooking the fundamental necessity of first completing the operations integration of the seven initial acquisitions it "went public" with. In doing so, we believe the Board and senior management lost control of operations, failed to achieve revenue and earnings projections, and financially over-extended the Company in a counter-productive attempt to restore Vestcom's health through what we believe to be a poorly executed centralization strategy.

      These problems are not beyond repair. In our view, the present Board's and senior management's current strategies can be re-directed in a manner that, in our view, result in improved shareholder value. We believe the key is to re-empower local management, create a national accounts group, centralize only those operations functions that can be substantially enhanced by centralized control, and seize and grow technology-based market opportunities. These are goals that, in our view, only a new Board and new senior management, led by Mr. Chopra, realistically can be expected to achieve.

      It is time for that change.

                HOW OUR BOARD NOMINEES AND NEW SENIOR MANAGEMENT
                       WOULD IMPROVE VESTCOM'S PERFORMANCE

      This Solicitation is being made by Harish K. Chopra, an experienced business critical document imaging executive, and his affiliated companies, TimeTrust, Inc., and R-Squared Limited. Through TimeTrust and R-Squared, Mr. Chopra has acquired over 8% of Vestcom's common stock.

      He believes that a new Board and new senior management led by himself would combine the strategic vision, experience and management skills Vestcom needs if it is to become profitable and successfully grow its business.

      In this regard, Mr. Chopra intends to bring to Vestcom a record of success at building and effectively managing businesses that we believe is highly applicable to Vestcom. Mr. Chopra received a Bachelor of Science degree in computer science from University of California Los Angeles. His 23-year business career began in 1977 with satellite imaging research and development at NASA's Jet Propulsion Laboratory. From 1980 to 1987 he held senior management and technical management positions with Digital Equipment Corporation, Volt-Delta Resources, Inc., Omex Systems, Inc., and 3M Corporation.

      In 1988 Mr. Chopra founded DataTree Corporation, which over the next 10 years he managed and built into a successful company. In 1998, Mr. Chopra sold DataTree Corporation for $58.8 million to First American Financial Corp. DataTree is in the business of electronically imaging and producing business documents such as real estate title reports and abstracts. Although not a competitor of Vestcom, we believe that DataTree's business is very similar to Vestcom's in a number of important ways. Like Vestcom, DataTree is based on regional operations throughout the United States that rely on the strength of locally developed business relationships. Like Vestcom, DataTree produces its documents from a decentralized network of data bases. Like Vestcom, DataTree's critical task was to successfully integrate and manage a decentralized, nationwide operations network. Unlike Vestcom, under Mr. Chopra's leadership, DataTree had a 10 year financial history of overall progressive growth in both "top line" revenues and "bottom line" earnings. DataTree is a success story that we believe can be repeated with Vestcom under Mr. Chopra's experienced leadership.

      In particular, we believe that the new Board and the new senior management to be put into place by the new Board intend to adopt and implement a business strategy having all or most of the following principal features:

      o Decentralized Operations Management, whereunder the local management of Vestcom's operating subsidiaries will be directly responsible for marketing, customer service and operations execution in each subsidiary's various localities and/or regions.

      o Independent National Accounts Sales Group, empowered to coordinate the business critical documents services of Vestcom's subsidiaries with Vestcom's nationally - based customers. Such a national accounts group would be responsible for responsive, high quality customer service on a national scale.

      o Selective Corporate Centralization of only those limited functions that are most clearly amenable to economies of scale and that most readily lend themselves to efficiencies of centralized decision-making. Such functions could include purchasing, finance, research and development and national marketing and sales.

      o Technology-based, New Business Opportunities. Mr. Chopra's successful experience building and using an offshore software company is intended to be used to provide Vestcom an opportunity to use similar "out of the box" means to
(i) improve business opportunities by implementing software technology at reduced cost, and (ii) use technology to perform business functions 24 hours a day, seven days a week. Vestcom can increase its productivity, reduce labor costs and improve quality of service by implementing software solutions that the new team can provide.

            At DataTree, Mr. Chopra led the development of electronic imaging technology for public records along with a high-speed retrieval system. Under Chopra's guidance, DataTree continues to be in the forefront of developing innovative systems to streamline customer operations and help client's increase profits. DataTree maintains what is believed to be the world's largest public-imaged database of recorded documents and maps which includes over 600 million images.

            DataTree is believed to be an example of effective use of technology to process, manage and deliver very large document database. Effective use of software technology is key in many other areas such as, automated billing, quality customer service and management reporting.

            In addition, the Solicitors believe that the initial reconstitution of the Board caused by the removal of five directors and the election of the Nominees may possibly have a one time disruptive effect on the Company but the overall effect would be in the best interests of the Vestom shareholders. To seek to minimize possible short-term reductions in Vestcom working capital, if elected, Mr. Chopra has agreed to work for the Company without a salary for his first year of employment in consideration of a grant of options as the independent directors of the Board may determine and one or more of the Solicitors would make available from their own personal funds up to $3 million of additional working capital to Vestcom on such terms as may be mutually agreed to with the independent directors of the Board.

            Our goal is for Vestcom's operations to benefit from Mr. Chopra's expertise in imaging technology and his internet strategy for electronic billing, with the objective of increasing shareholder value for the benefit of all Vestcom shareholders.

                     BACKGROUND OF THIS CONSENT SOLICITATION

      We believe that the following actions of the current Vestcom directors are indicative of a board that has acted to entrench itself and Vestcom's current management.

      On August 4, 1997, Vestcom "went public" by completing an initial public offering (the "IPO") of an aggregate of 4,427,500 shares of its common stock (which includes 557,500 over allotment shares) at a price of $13.00 per share. Although Vestcom's stock traded for as much as $22.625 in the first few months following the IPO, just over 5 months later, on January 26, 1998, the stock price precipitously fell to just $7.25 per share, and has never recovered. In fact, since June 24, 1999, Vestcom's stock has traded in the even lower range of from $4.4375 to $2.625 per share, and as of the date of this Consent Solicitation, it traded at $____ per share. Vestcom's stock also has only a limited following in the market, and its daily trading volume is low, averaging only [23,200] shares per day since July 1, 1999. Combined with a very low stock price, the absence of appreciable trading volume makes Vestcom's stock not only potentially illiquid, but also, because only a few small trades can have a large impact, highly vulnerable to potential price volatility.

      During the fourth quarter of 1998 through the third quarter of 1999 Vestcom's operations and financial condition also weakened. Revenues for that period were essentially flat, averaging approximately $31.3 million per quarter; selling, general and administrative ("SGA") expenses increased approximately 17%; and operating income (before restructuring charges of approximately $4 million in the second quarter of 1999 and approximately $1.9 million in the third quarter of 1999) fell from approximately $2.4 million for the fourth quarter of 1998 to $643,100 in the second quarter of 1999 and, finally, to a loss of approximately $989,000 in the third quarter of 1999.*

      We believe that the precipitous fall in Vestcom's stock price and the weakening of Vestcom's operations and financial condition that took place during an acquisition spree of acquiring eight companies--for an aggregate cost in excess of $30 million**-- are attributable to what we believe are fundamentally poor strategic decisions by the present Board of Directors and senior management.

      The Board and senior management have not followed Vestcom's initial strategic business model--which we believe is still sound--and have, instead, aggressively centralized management,

----------

      *Based on Vestcom's Report on Form 10-K for the year ended December 31, 1998 and Vestcom's Reports on Form 10-Q for the first, second and third quarters of 1999.

      **Derived from the aggregate of Vestcom's public reporting of the acquisition of each of the eight companies.

operations and facilities.

      o The Board and senior management carried out an aggressive series of eight new acquisitions before Vestcom had completed the business and operations integration of its original seven acquisitions.

      o The Board and senior management have encumbered Vestcom with $33.4 million in debt and capitalized lease obligations that, at present rates, will result in annual debt service payments of approximately $3.1 million.***

We believe these are poor strategic decisions that have distracted Vestcom from integrating, solidifying and growing its core businesses. Instead, these decisions have added substantial SGA expenses, drained cash and--ultimately--resulted in the stagnant revenues and severe operating losses from which Vestcom now suffers. However, we believe Vestcom's poor performance can be substantially improved and shareholder value can be enhanced by a new Board and new senior management.

      In the face of this troubled picture and declining performance, Vestcom's Board adopted a Poison Pill and amended the Company's by-laws so as to, in our view:

      o Deter and penalize shareholder challenges (such as proxy and consent contests) to the Board's and senior management's decisions and policies;

      o Deter and penalize acquisition proposals that are not first solicited by the Board; and

      o Penalize virtually every present shareholder who chooses to acquire 10% of the Company's outstanding shares in order to exercise his or her statutory right to individually call a special shareholders' meeting; and

      o Through the "dead hand" provisions of the Poison Pill that are summarized below, improperly deprive Vestcom's shareholders of their right to elect an entirely new Board that can remove such deterrents and penalties and have the full authority to manage Vestcom's business and affairs.

      It is our view that by continuing to follow a business model that the Company's operating results for 1998 and the first three quarters of 1999 demonstrate to be ineffective, the Company's Board and senior management have not acted prudently and as responsible stewards of the shareholders' interest and investment. Indeed, for the reasons described below at page ___, we believe the Board has violated its fiduciary obligations to the shareholders by using an abusive "Poison Pill" and an unfair by-law amendment to impede shareholder challenges to its failed operations policies, insulate itself from unsolicited tender offers, insulate itself from criticism, and entrench itself and senior management in their present positions.

      On November 24, 1999, TimeTrust and Time Trust's majority owner, R-Squared Limited ("R- Squared"), disclosed in a Schedule 13D under the Securities Exchange Act of 1934 that they constituted a group that together beneficially owned 6.68% (604,300 shares) of Vestcom's outstanding common stock and that they intended, at a future date, to seek representation on Vestcom's Board or seek changes in Vestcom's executive management. R-Squared and Mr. Chopra own TimeTrust. TimeTrust is an investment company of which Mr. Chopra is the CEO. Mr. Chopra and R-Squared are the sole owners of TimeTrust. The formation of a "13D group" by TimeTrust and R-Squared and the announcement of their intentions as to future Board representation or changes in Vestcom's management were motivated

----------

      ***Derived from Vestcom's Report on Form 10-Q for the third quarter of 1999.

first by Mr. Chopra's concerns over the poor market performance of Vestcom's common stock and by what they believe to be ineffective management of the Company's business, and second by their belief that a new Board and new senior management--led by Mr. Chopra--could improve the Company's performance for the benefit of all shareholders.

      On October 29, 1999, in accordance with those concerns, Mr. Chopra requested a meeting with Joel Cartun, Vestcom's CEO and owner of 1,474,198 shares, or 16.3%* of Vestcom , for the purpose of discussing possible ways of enhancing Vestcom shareholder value. On November 18, 1999, Mr. Cartun returned Mr. Chopra's call and arranged for a December 1, 1999 meeting. On November 24, 1999, Mr. Cartun called Mr. Chopra and cancelled the scheduled meeting and did not reschedule the meeting for another date.

      On November 30, 1999, Mr. Cartun sent a letter requiring that as a precondition to any such meeting the Solicitors enter into a lengthy and one-sided "standstill agreement" as a pre-condition to any such meeting. Among other restrictions, the proposed standstill agreement would have required the Solicitors to agree not to contact any Vestcom shareholders, purchase any additional Vestcom shares or solicit proxies to seek to change the Board of Directors. Believing that the terms of Vestcom's proposed standstill agreement would potentially impede efforts to improve the Company's performance by restricting their rights as shareholders, on December 1, 1999, Mr. Chopra advised Mr. Cartun that Mr. Chopra would not sign the requested standstill agreement.

      By letter to Vestcom dated December 3, 1999, TimeTrust and R-Squared requested that they be furnished with a list of Vestcom's shareholders. Instead of providing the requested shareholders' list, Vestcom's management referred the request to its outside corporate counsel. The shareholder list was finally provided to Mr. Chopra on December 29, 1999.

      On December 10, 1999, Mr. Cartun arranged for Mr. Chopra to meet at a hotel facility near Vestcom's West Caldwell, New Jersey, facility on December 22, 1999. At that meeting, Mr. Chopra met with Joel Cartun, Brendan Keating, Vestcom President and Bruce McCarthy of Oppenheimer. Mr. McCarthy advised Mr. Chopra that Oppenheimer had been engaged to advise the Company. The meeting proved uneventful. After listening to Mr. Chopra's ideas to improve Company performance the remaining time was spent with Mr. McCarthy asking general financial questions of Mr. Chopra without the Company management discussing any plans or proposals for improving operations.

      The response of Vestcom's Board to TimeTrust's and R-Squared's concerns was to, on December 16, 1999, adopt the Poison Pill and an amendment to Vestcom's by-laws that, we believe, together disenfranchise the shareholders from their full voting rights to elect effective directors, penalize the exercise of shareholders' rights to call meetings that the New Jersey Business Corporation Act expressly gives individually to each shareholder, and entrench the present Board and senior management in their positions.

      Pursuant to the Poison Pill, Vestcom has issued to each shareholder rights (each a "Right" and collectively the "Rights") to purchase additional shares of Vestcom common stock at a deep discount to the then-current market price, upon the happening of certain "triggering" events. Each shareholder (including the Solicitors) was issued one Right for each share of common stock held by the shareholder. The Rights remain outstanding until either the Poison Pill is redeemed or December 28, 2009, whichever occurs first.

----------

      *Derived from Vestcom's last Definitive Proxy Statement, filed with the Securities and Exchange Commission on March 27, 1999.

      Under the Poison Pill, the "triggering" events that bring about the deep discount purchases are:

      o the public announcement by either Vestcom or an individual, corporation or other entity (a "Person") that such Person has become the beneficial owner of 10% or more of Vestcom's outstanding common stock (an "Acquiring Person") (except in certain specified cases that are not presently applicable) and

      o the commencement by a Person of a tender offer or exchange offer for Vestcom's common stock (i) that is not withdrawn or canceled prior to certain specified dates and (ii) that, if completed, would result in that Person becoming an Acquiring Person.

      When a "triggering" event occurs, each Right--other than Rights owned by an Acquiring Person--entitles the holder to purchase from Vestcom, on a per-Right basis, that number of shares of common stock that have an aggregate "market price" (as defined by the Poison Pill) of $54 for a purchase price of $27 (subject to adjustment in certain circumstances). For example, assuming a "market price" of $3.50 per share, a Vestcom shareholder who owns 100 shares of common stock--and who therefore has received 100 Rights--would upon exercise of those Rights receive 1,540 additional shares for $1.75 per share. Since only the Acquiring Person would not be permitted to exercise his or its Rights, the Acquiring Person's 10% stock position would be suddenly and drastically reduced, thereby making it exceedingly costly--if not impossible--for the Acquiring Person to use his stock position as a basis for a tender offer or for acquiring or even influencing control of the Company. As an example, since based on Vestcom's report on Form 10-Q for the quarter ended September 30, 1999, Vestcom has 9,056,806 shares of outstanding common stock,* and assuming a "market price" of $3.50 per share, a person who amasses 10% (905,680 shares) would be diluted to owning a mere 0.67% of Vestcom.

      Importantly, the Rights can be redeemed (for $.01 per Right) and thereby "turned off" only before a "triggering" event has occurred, and then only by the vote of :

      o a majority of the "Continuing Directors" then in office, if the Rights redemption is not in connection with a merger, consolidation, share exchange or other transaction resulting in a change of control of the Company, or a sale of 50% or more of the Company's assets (a "Business Combination") or

      o a majority of the "Independent Directors" then in office (or if there are no "Independent Directors", a majority of the "Continuing Directors" then in office), if the Rights redemption is in connection with a Business Combination.

      The Poison Pill defines a "Continuing Director" as

            "(i) any member of the Board while such Person is a member of the Board, who is not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or an employee, director, representative, nominee or designee of an Acquiring Person or of any such Affiliate or Associate, and was a member of the Board prior to the date of this Agreement, or (ii) any Person who subsequently becomes a member of the Board, while such Person is a member of the Board, who is not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or an employee, director, representative, nominee or designee of an Acquiring

----------

      *Assuming the full conversion of 239,988 dividend access shares.

            Person, or of any such Affiliate or Associate, if such person's nominating for election or election to the Board is recommended or approved by a majority of the Continuing Directors." (Emphasis added)

      The Poison Pill defines an "Independent Director" as

            "with respect to any event or transaction or series of events or transactions, a member of the Board other than a director who (i) is an executive officer of the Company on, or was an executive officer of the Company within five years immediately preceding, the date on which the Board votes on a matter pertaining to such transaction or series of transactions which matter, pursuant to the terms of this Agreement, requires the concurrence of a majority of Independent Directors, (ii) is a party to such event or transaction or series of events or transactions, (iii) is an Affiliate or Associate of a party (other than the Company) to such event or transaction or series of events or transactions, or was nominated for election to the Board by a party (other than the Company) to such event or transaction or series of events or transactions or by an Affiliate or Associate of such party, or (iv) has (A) a relationship that would materially interfere with the exercise of such director's independent judgment in carrying out the responsibilities of a director with respect to such event or transaction or series of events or transactions or (B) a financial interest (other than as a Beneficial Owner of shares of Common Stock) in or with respect to such event or transaction or series of events or transactions." (Emphasis added)

      Accordingly, a person proposing a tender offer for Vestcom could not, after acquiring a sufficient number of common shares to replace the Board, actually replace the Board and still be able to "turn off" the Poison Pill. Similarly, only Vestcom's present directors--or subsequent directors who they nominate--could "turn off" the Poison Pill if "dissident" shareholders (such as the Solicitors) seek to replace the Board, or otherwise affect control of Vestcom.

      The Board also amended Article II, Section 2.3 of Vestcom's by-laws to eliminate the right of shareholders holding 20% of Vestcom's outstanding shares to call a special shareholders' meeting, and, instead, gave that right only to the Board and senior management. As a result, a Vestcom shareholder who wants to call a special shareholders' meeting must rely on and proceed under Section 14A:5-3 of the New Jersey Business Corporation Act, which permits only a shareholder or shareholders who--alone or together--own 10% or more of a corporation's outstanding stock to ask a New Jersey Court to order a special meeting of shareholders for good cause. Because the share ownership threshold for triggering the Poison Pill and for calling a special meeting of Vestcom's shareholders are the same 10%, only a shareholder who owned at least 10% of Vestcom's common stock on or before December 16, 1999, can in his own individual right call a special meeting without triggering the Poison Pill and thereby be penalized by having his or her ownership position substantially diluted. EACH VESTCOM SHAREHOLDER SHOULD BE AWARE THAT, BASED SOLELY ON LAST YEAR'S VESTCOM PROXY STATEMENT DATED APRIL 27, 1999, ONLY TWO VESTCOM SHAREHOLDERS--ONE OF WHOM IS JOEL CARTUN, VESTCOM'S CHAIRMAN AND CEO AND A MEMBER OF ITS BOARD OF DIRECTORS--OWN ENOUGH STOCK IN THEIR OWN INDIVIDUAL RIGHT TO CALL A SPECIAL SHAREHOLDERS' MEETING WITHOUT TRIGGERING THE POISON PILL.

      On December 17, 1999, the day after Vestcom's Board adopted the Poison Pill and amended the by-laws, the Company filed a lawsuit against us (TimeTrust and Chopra) and R-Squared in federal court alleging violations of the beneficial ownership reporting requirements of
Section 13(d) and the proxy solicitation requirements of Section 14(a) of the Securities Exchange Act of 1934, and that the Company would be irreparably harmed by our investment in the Company and intention to--at some then future date--make changes in management. Nevertheless, despite its claim of "irreparable" harm, the Company then waited 10 more days until December 27, 1999 before making us aware of that lawsuit.

      On December 27, 1999, Vestcom's counsel provided the Solicitors with copies of Vestcom's December 17, 1999 complaint and an application filed that day for a temporary restraining order seeking to prevent the Solicitors from contacting any shareholders of Vestcom or acquiring any further shares of Vestcom Common Stock and for expedited discovery. The presiding judge declined to issue such temporary restraints and scheduled a hearing on the matter for February 2, 2000.

      By letter dated December 28, 1999, the Vestcom Board of Directors advised the Vestcom shareholders that 12 days before, the Board had adopted its Poison Pill with a "dead hand" provision of unlimited duration.

      The Board disclosed the following reasons for adopting the Poison Pill:

      "'Dear Shareholder:

            On December 16, 1999, the Board of Directors adopted a Shareholder Protection Rights Agreement.. This letter briefly describes the Rights Agreement and the Board's reasons for adopting it.

            The Rights Agreement was adopted to assure that the Company's shareholders receive fair and equal treatment in the event of any proposal takeover of the Company, and to guard against partial tender offers, squeeze-outs open market accumulation and other actions intended to gain control of the Company without paying all shareholders a fair price. More than 2,500 U.S. corporations have considered it prudent to adopt shareholder protection plans similar to the Rights Agreement.

            The Rights Agreement does not in any way adversely affect Vestcom's financial strength or interfere with its business plans. The issuance of the Rights will not affect reported earnings per share, is not taxable to Vestcom or its shareholders and will not change the way in which Vestcom shares are traded.

            Since the Rights may be redeemed by the Company at $0.01 per Right prior to the day it is announced that a person or group has acquired 10% or more of the Company's Common Stock, the Rights should not interfere with any merger or other business combination that is in the best interests of the Company and its shareholders.

            A summary of the terms of the Rights Agreement is attached. The summary is not complete and is qualified in its entirety by the Rights Agreement, a copy of which can be obtained free of charge from the Company upon written request addressed to Vestcom International, Inc., 5 Henderson Drive, West Caldwell, New Jersey 07006, Attention: Secretary.'"

      However, the letter (i) omits a discussion of the effect of the Poison Pill on the shareholders' ability to call a special meeting under applicable state law; (ii) omits any mention of the restrictive by- laws adopted the same day that permit only the Board, the Chairman or the President to call a special shareholders' meeting (although the new by-laws were filed via Edgar on December 20, 1999 without any comparison to the prior by-laws under which Vestcom went public); (iii) omits disclosure of the Board's belief that the Solicitors then planned to seek to replace the Board and senior management; (iv) omits the fact that Company management on December 17, 1999 initiated a lawsuit in the United States District Court for the District of New Jersey claiming the Solicitor's plan to oust management was a present plan and not a future plan as described in the Schedule 13D filed November 15, 1999 and seeking to disqualify any proxies that the Solicitors had obtained to date; and (v) omits the fact that Company management on December 27, 1999 sought entry of a temporary restraining order and preliminary injunction against the Solicitors from (1) contacting any Vestcom shareholders and (2) acquiring any further shares of Vestcom stock. We believe that these omissions are material and their disclosure is important to Vestcom shareholders in assessing the fitness of the current Board and senior management in serving the best interests of Vestcom shareholders.

      The Poison Pill adopted by Vestcom's Board is unlike conventional shareholder rights plans, which are typically set at higher share ownership trigger levels and without "dead hand" provisions so as to avoid creating impermissible classes of directors and shareholders, some of which are entitled to redeem poison pill rights or call special meetings and some of which are not.

      Some commentators and corporate governance experts believe that appropriately structured poison pills that have avoided the use of "dead hand" provisions and low ownership trigger events may help a company achieve higher premiums for their shareholders in unsolicited tender offers or business combinations. Other commentators or corporate governance experts have maintained that poison pills unduly interfere with the right of shareholders to change the management of their companies and to themselves determine by vote or tender the merits of such third party proposals. Few, if any commentators or corporate governance experts have maintained that a poison pill is appropriate if it unduly entrenches company management.

      We believe that in adopting the Poison Pill and amending Vestcom's by-laws the Board violated the fiduciary obligations it owes to you--and to all other Vestcom shareholders--by seeking to (i) penalize any shareholder who, for the purpose of challenging the Board's and management's policies, accumulates a 10% or greater stock ownership position, because the acquisition of that percentage of stock will "trigger" the Poison Pill and thereby cause substantial dilution of that ownership position; (ii) effectively block any offer to acquire the Company that is not initially solicited by the present Board, regardless of the offer's economic benefits to the shareholders; (iii) disenfranchise Vestcom's shareholders by preventing a wholly new Board that is democratically elected by the shareholders from redeeming the Poison Pill Rights; and (iv) thereby improperly entrench itself, despite any contrary wishes of the shareholders.

      In light of the tactics used by Vestcom's management, we came to the conclusion--and we continue to believe--that Vestcom's Board and senior management are unwilling to treat seriously our legitimate concerns about the Company's poor performance and management, and have no real desire to discuss ways to reverse these unfortunate developments. Accordingly, we began considering other means of bringing these concerns to the fore, including calling a special meeting of Vestcom's shareholders and this Consent Solicitation.

      On December 29, 1999, we amended our original Schedule 13D to add Chopra to the group, disclose certain additional purchases of Vestcom common stock that brought our ownership of Vestcom's stock to 7.83% of the outstanding shares, and to state our present intention to replace the Company's Board of Directors and senior management.

      On January 6, 2000, the Solicitors filed their answer to Vestcom's complaint confirming that Mr. Chopra now had a present plan to oust Vestcom management, secure seats on its Board, and take control of Vestcom by electing at least a majority of the Vestcom Board; and denied that the purchase of Vestcom common shares by the Solicitors, and the creation of business models and other actions violated applicable securities laws. Further, we filed a counterclaim seeking a declaration that the Vestcom poison pill was invalid and sought relief to be able to call a special meeting of Vestcom shareholders regardless of the restrictions imposed by the Vestcom poison pill so as to let the Vestcom shareholders determine whether a change in Vestcom management was warranted.

      On January 18, 2000, the Solicitors requested that Vestcom establish a consent record date so that the Solicitors could undertake a consent solicitation of the Vestcom shareholders to determine one or more of these issues.

      On January 24, 2000, we further amended our Schedule 13D to disclose additional purchases of Vestcom common stock that brought our ownership of Vestcom's common stock to 8.16% of the outstanding shares and to state our intention to initiate this Consent Solicitation to replace the Company's Board of Directors and senior management.

      On January 26, 2000, Vestcom withdrew its application for an order to show cause in light of the amendment of the proxy solicitation rules under the Securities Exchange Act of 1934 which now expressly permit certain of the alleged conduct by the Solicitors that Vestcom claimed was improper.

      On Saturday, January 29, 2000, Vestcom advised us that the Consent Record Date has been established as February 8, 2000 and that the last day for submission of consents pursuant to this Consent Solicitation is April 7, 2000, the Consent Tabulation Date.

      On February 2, 2000, a preliminary conference was held before the Honorable Alfred M. Wolin, United States District Judge. During the conference, over the objection of Vestcom's counsel, Judge Wolin denied Vestcom's request for expedited discovery. Also, counsel for the Solicitors informed Judge Wolin that they intended to file a motion for summary judgment on their counterclaims on the grounds that the Vestcom poison pill is invalid as a matter of law and a motion to dismiss Vestcom's complaint on the grounds that it is moot. The Solicitors anticipate filing both motions on February 18, 2000.

                           WHY THE PENDING LITIGATION
                                  IS IMPORTANT

      We believe that the Poison Pill and the by-law amendments adopted by Vestcom's Board on December 16, 1999 - and the lawsuit filed by Vestcom on December 17, 1999 - constitute a coordinated attempt to prevent us from airing our concerns about the management of Vestcom's business in an appropriate corporate forum. In our view, it is not a coincidence that the Poison Pill is triggered by the acquisition of the same percentage of Vestcom's outstanding common stock as is needed under the New Jersey Business Corporation Act for a shareholder to petition the Court to call a special shareholders' meeting; nor is it a coincidence that Vestcom's lawsuit asked the Court to enjoin us from soliciting your proxies (or consents).

      We also believe the Poison Pill diminishes the prospects of enhancing Vestcom shareholder value either through building an increasingly profitable business or through a future, third-party exchange offer or tender offer. First, because the share ownership threshold for calling a special shareholders' meeting and triggering the Poison Pill are the same, it is our view that the Poison Pill prevents you or any other Vestcom shareholder - other than Vestcom's present chairman and CEO (who owns 16.3% of Vestcom's stock)* and one institutional investor (which owns 13.09% of the stock)* - from calling a special shareholders' meeting to replace five members of the current Board, whom we believe the Company's prior performance has shown to be ineffective. Second, because the completion of an exchange offer or a tender offer would trigger the Poison Pill, we believe the Poison Pill also gives the present Board the power to prevent a share exchange or acquisition from ever being consummated - even if a majority of the shareholders want to exchange or sell their shares - simply by refusing to redeem the Poison Pill Rights. We are concerned that the combined effect of these consequences of the Poison Pill is to coercively entrench the present Board by pressuring you to perpetuate it in office.

      Because of the Company's prior performance and the foregoing reasons, and because we do not believe the present Board will amend or redeem the Poison Pill Rights so as to make them not coercive in entrenching management, we think it is of the utmost importance to the profitable development of Vestcom's business, and to the goal of enhancing the value of your investment in Vestcom, that new management be put in place and the Poison Pill and the Rights be invalidated.

      Despite their harsh economic effects on persons seeking to acquire a target company, poison pills often have been upheld by the courts on the basis that if the shareholders do not believe an incumbent board is acting in their best interests in the application of a poison pill, they could elect a new Board that would redeem the poison pill. Since there is no relevant case law in New Jersey on this issue, the New Jersey courts will likely look to relevant decisions of the Delaware courts. See, e.g., IBS Financial Corp. v. Seidman & Assoc., LLP, 136 F.3d 940, 949-950 (3d Cir. 1998) and cases cited therein. The leading Delaware case in this field is Moran v. Household Finance Corp., 500 A.2d 1346 (Del. 1985). The basis for our belief that the current Board violated its fiduciary obligations to you - and all other Vestcom shareholders in adopting the Poison Pill--is that Vestcom's current Board adopted its Poison Pill with a so-called "dead hand" provision, that permits only the "continuing directors" to redeem the Poison Pill (in the context of a proxy or consent contest) and only "continuing directors" or "independent directors" to redeem the Poison Pill (in the context of a proposed business combination).

      In the absence of an unsolicited tender offer or other proposed business combination (none of which are applicable to this Consent Solicitation), Vestcom's Poison Pill is expressly designed to withhold all power to redeem the Rights or amend the Poison Pill from any new directors who are not nominated or otherwise approved by the present Board or by a majority of "continuing directors" (who are themselves selected by the present Board). Accordingly, the present Board is said to have a "dead hand", because even after it is removed and replaced by the shareholders (and is metaphorically "dead"), it still controls the ability of successor directors to redeem the Poison Pill Rights.

      A similar "dead hand" feature was examined by the Delaware Chancery Court in Carmody v. Toll Brothers, 723 A.2d 1180 (Del. Ch. 1998) and was found in July 1998 to give rise to a cause of action for breach of the board's fiduciary duty of loyalty for two reasons. First, the court held that the "dead hand" provision purposefully interfered with the shareholder voting franchise without any compelling justification and was therefore, unlawful. Second, the court held that the "dead hand" provision was a "disproportionate" defensive measure, because it either precluded or materially abridged the shareholder's rights to receive unsolicited tender offers or to wage a proxy contest to replace the board. In such circumstances, the board's approval of the "dead hand" provision would not enjoy the presumption of validity conferred by the business judgment review standard. See also Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1290-1291 (Del. 1998) (agreeing with and applying the reasoning of Toll Brothers in rejecting a poison pill which "would impermissibly deprive any newly elected board

----------

      *Derived from Vestcom's last definitive proxy statement filed with the securities and exchange Commission on April 27, 1999.

of both its statutory authority to manage the corporation under 8 Del. C.ss.141(a) and its concomitant fiduciary duty pursuant to that statutory mandate").

      In our view, Vestcom's Poison Pill suffers from the same, fatal defects, because its 10% share acquisition "trigger" is the same percentage of shares as the New Jersey Business Corporation Act prescribes as the threshold for calling a special shareholders' meeting at which a Vestcom shareholder dissatisfied with Vestcom management could seek proxies or consents to remove the incumbent Board at a special meeting. The Carmody v. Toll Brothers case had been published for over a year when the Vestcom Board adopted its Poison Pill with a similar "dead hand" provision of unlimited duration. Although to our knowledge a New Jersey court has not ruled on the enforceability of a poison pill with a "dead hand" provision of unlimited duration, we believe that as New Jersey courts have followed Delaware law in this matter for poison pills in general, they will also apply Carmody v. Toll Brothers to find Vestcom's Poison Pill with its "dead hand' provision to be void and unenforceable, and the Board to have breached its fiduciary duty in adopting it.

      A motion for summary judgment [has been filed] in the United States District Court for the District of New Jersey (Civil Action 99-5935), a court of competent jurisdiction, seeking a determination that the Vestcom Poison Pill is invalid. In the litigation we have taken the position that among other matters the Poison Pill violates New Jersey's corporate statutes by unlawfully creating two classes of directors and two classes of shareholders, and thereby unlawfully deprives the shareholders of their full voting rights. We expect that the Court will agree with us and invalidate the Poison Pill. The Court's decision is expected in late March 2000.

      In the meantime, we are seeking to remove only five of the present seven Vestcom directors in order to provide that, if this Consent Solicitation is successful, but the Court nevertheless decides against us in the pending litigation, there will be two "continuing directors" who will be able to redeem or amend the Poison Pill Rights and, thereby, return to the shareholders the full voting rights which we believe the Poison Pill has deprived you. Messrs. Bova and Fassler have not been asked nor have they advised the Solicitors as to whether they would consider amending or redeeming the Vestcom Poison Pill but the Solicitors would expect that when provided with a description of circumstances Messrs. Bova and Fassler would seek to act in the best interests of the Vestcom shareholders.

      It is, however, possible that Messrs. Bova and Fassler might resign rather than continue to serve as Vestcom directors, or that they might refuse to seek re-election to Vestcom's Board when their present terms expire at the next Vestcom Annual Meeting, which we believe will be held in the Summer of 2000. In that event, there will not be any "continuing directors" who will be able to redeem the Rights.

      As to what we believe to be the breach by the current Vestcom Board of fiduciary duties owed to you, the Vestcom shareholders, we intend to ask the Vestcom independent directors to review the corporate records and circumstances under which incumbent management presented to the independent directors the merits of the Poison Pill and restrictive by-law amendments and to what extent the independent directors were aware of the personal benefits derived by the directors employed by the Company from these actions. Any final determinations as to whether one or more members of the current Vestcom Board breached their fiduciary duties would be made only to the extent that these claims are brought before and determined by a court of competent jurisdiction.

                         OUTSTANDING VESTCOM SECURITIES

      As of January 31, 2000, the Solicitors and their affiliates were the beneficial owners of 742,100 shares of Vestcom common stock, representing 8.1% of the outstanding shares. Two of the Nominees own an aggregate of 143,964 shares of Vestcom common stock as of that date, representing approximately 1.56% of Vestcom's outstanding shares. According to Vestcom's Form 10-Q for the quarter ended September 30,1999, as of October 31, 1999, there were 9,056,806 shares of Vestcom common stock, and one share of Series B Preferred Stock convertible into 239,988 dividend access shares. It is the Solicitors understanding that these outstanding shares are entitled to vote as a single class on all matters including the Proposals. The record date for determining the shareholders of Vestcom who are entitled to consent is February 8, 2000.

                 ADDITIONAL INFORMATION REGARDING THE PROPOSALS

PROPOSAL 1: REMOVAL OF DIRECTORS

      Shareholders are being asked to adopt a proposal to remove five of the current directors of Vestcom. Section 14A:6-6 of the New Jersey Business Corporation Act allows shareholders to remove directors with or without cause. Joel Cartun, Stephen R. Bova, Leonard J. Fassler, Brendan Keating, Fred S. Lafer, Robert J. Levenson, and Richard D. White are the current members of Vestcom's Board of Directors. As explained in this Consent Statement, the Solicitors strongly believe that the current Vestcom management has breached their fiduciary duties to you and are not acting, and will not act, in the best interest of the Vestcom shareholders and that five of these directors (other than Messrs. Bova and Fassler) should, therefore, be removed.

PROPOSAL 2: ELECTION OF NOMINEES

      The Vestcom shareholders are being asked to adopt a proposal to elect as directors of Vestcom each of the five Nominees named below, each of whom has consented to serve as a director, if elected, until the next Annual Meeting of Vestcom's shareholders (which we believe will be held in the Summer of 2000) or until his successor has been elected and qualified. When elected, the Nominees would serve together with the two remaining directors, Messrs. Bova and Fassler, as a single class provided that the Company's recently enacted Poison Pill would purportedly give to Messrs. Bova and Fassler the sole decision making power as to whether to amend or redeem the Company's Poison Pill. (Please see "WHY THE PENDING LITIGATION IS IMPORTANT TO YOU".) The Solicitors' primary purpose in seeking to elect the Nominees to the Vestcom Board is to seek to put in place a better management team to seek to enhance the value of Vestcom for the benefit of all of the Vestcom shareholders. If elected, the Nominees would be responsible for managing the business and affairs of Vestcom and would consider any and all feasible alternatives to Vestcom's current business operations and practices. Each director of Vestcom has an obligation under Vestcom law to discharge his duties as a director in good faith, in a manner he reasonably believes to be in the best interest of Vestcom and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances.

      Although the Solicitors have no reason to believe that any of the Nominees may be unable or unwilling to serve as directors, if any of the Nominees is unable to serve as a director of Vestcom due to death, disability or otherwise, the remaining Nominee or Nominees may designate another person or persons to replace the Nominee or Nominees unable to serve.

      The name, age, business address, present principal occupation and employment history of each of the Nominees for at least the past five years are as follows:

  Name and                                  Present Principal Occupation and
  Business Address               Age        Five Year Employment History
  ----------------               ---        --------------------------------

Harish K.  Chopra                40    Mr. Chopra is the founder of TimeTrust,
c/o TimeTrust                          Inc. (one of the Solicitors) and has been
1455 Frazee Road                       its CEO since its inception of July 1999.
Suite 420                              In 1988, Mr. Chopra founded DataTree
San Diego, California 92108            Corporation, a document imaging and
                                       database management systems company, and served as its CEO since its inception until 1998 when Mr. Chopra sold DataTree to First American Financial Corp., a public company on the NYSE with revenues exceeding $3 billion a year. Mr. Chopra resigned as President of DataTree in July
                                       1999, and Chopra is currently its
                                       Chairman of the Board.

Howard April                     68    Mr. April has been an independent
1506-5150 MacDonald Ave.               business consultant from May 1998 to the
Montreal, Canada H3X 2V7               present and was a director of Vestcom
                                       from when it first went public in August
                                       1997 until May 1998. Mr. April was also
                                       the founder and President of COS
                                       Information Inc., based in Montreal,
                                       Canada from 1972 to 1996 and Chairman of that company from 1996 to 1998. COS
                                       Information Inc. was one of the founding companies of Vestcom International Inc.
                                       when it went public in August 1997. In
                                       connection with the integration of COS
                                       Information into Vestcom, Mr. April's
                                       employment with COS Information was
                                       terminated and Mr. April will continue to be paid under his employment agreement until August 2000.

Parker S. Kennedy                51    Mr. Kennedy has been the President of
One First American Way                 First American Financial Corp., a NYSE
Santa Ana, California 92707            business information company since 1993
                                       after serving as executive vice present
                                       of First American since 1986.

Frank E. Raab                    78    Mr. Raab, CPCU, has been a business
1280 Monte Cielo Drive                 consultant over the last five years. He
Beverly Hills California 90210         is the former CEO and President of
                                       Insurance Company of North America. Mr.
                                       Raab is also a Rear Admiral, USNR
                                       (Retired).

Robert J. Verrilli               55    Mr. Verrilli has been the Chief Financial
c/o TimeTrust, Inc.                    Officer of TimeTrust, Inc. since October
1455 Frazee Road                       1999. Prior to joining TimeTrust, Mr.
Suite 420                              Verrilli was the CFO of DataTree
San Diego, California 92108            Corporation from April 1999 to October
                                       1999. From June 1994 to April 1999, Mr.
                                       Verrilli was the CFO of Astar, a
                                       multimedia instructional systems
                                       provider.

      This information has been furnished to the Solicitors by the respective Nominees. Each of the Nominees has consented to serve as a director. None of the Nominees nor any of their current employers is an affiliate of Vestcom. Annex III contains additional information about the Nominees required to be disclosed under the Securities Exchange Act of 1934.

      It is expected that each Nominee, if elected and seated on the Vestcom Board, will thereafter be reimbursed by Vestcom, based on its current fee structure, for his reasonable out-of-pocket expenses incurred in the performance of his service as director. Such directors will also be entitled to indemnification by Vestcom in accordance with its Certificate of Incorporation and by-laws.

      In accordance with applicable regulations under the Securities Exchange Act of 1934, the GOLD consent card delivered with this Consent Statement provides each shareholder of Vestcom with the opportunity to designate the names of any of the Nominees whom he or she does not desire to elect to the Vestcom Board. THE SOLICITORS URGE SHAREHOLDERS TO VOTE FOR ALL OF THE NOMINEES ON THE GOLD CONSENT CARD DELIVERED WITH THIS CONSENT STATEMENT.

PROPOSAL 3: BY-LAW AMENDMENT SETTING NUMBER OF DIRECTORS AT SEVEN

      Shareholders are being asked to adopt a proposal to amend Section 3.2 of
Article III of the Vestcom by-laws to set the number of directors of Vestcom at seven. The proposed amendment is contained in Annex IV to this Consent Statement. Vestcom's by-laws currently provide that the Vestcom Board is to consist of not less than one nor more than 21 members, with the actual number of directors to be determined from time to time by the Vestcom Board. The proposed by-law amendment would retain the current size of the Vestcom Board at seven members, and if the Proposal to elect the five Nominees is approved, the Nominees will constitute the entire Board of Directors of Vestcom.

PROPOSAL 4: BY-LAW AMENDMENT PERMITTING SHAREHOLDERS TO FILL VACANCIES ON VESTCOM BOARD

      Shareholders are being asked to adopt a proposal to amend Section 3.7 of
Article III of the Vestcom by-laws to provide that vacancies on the Vestcom Board created by removal of directors from the Board by the shareholders of Vestcom may be filled only with the approval of holders of a majority of the outstanding voting shares of Vestcom. The proposed amendment to the Vestcom by-laws is contained in Annex IV. The Vestcom by-laws now provide that vacancies on the Vestcom Board, however caused, including removal of directors, may be filled by the affirmative vote of a majority of the votes of the remaining directors.

      No provision is currently made for the filling of vacancies by shareholders. The proposed by-law amendment would grant to shareholders the exclusive right to elect the Nominees to fill the vacancies on the Vestcom Board resulting from a removal of the five directors from the Vestcom Board by the shareholders of Vestcom.

PROPOSAL 5: REPEAL OF BY-LAWS ADOPTED AFTER DECEMBER 16, 1999 AND BEFORE THE EFFECTIVENESS OF THE PROPOSALS AND THE SEATING OF THE NOMINEES

      Shareholders are being asked to adopt a proposal which would repeal any amendment to the Vestcom by-laws adopted by the current Vestcom Board after December 16, 1999 and before the effectiveness of the proposals and the seating of the Nominees. This proposal is designed to prevent the current Vestcom directors from taking actions to amend the Vestcom by-laws to attempt to nullify or delay the actions taken by the shareholders under these Proposals or to create new obstacles to the ability of Vestcom shareholders to freely elect a board of directors that represent their best interests. Based on publicly available information, the most recent version of the Vestcom by-laws were adopted on December 16, 1999, and no amendments after that date have been publicly disclosed.

                                VOTING SECURITIES

      According to Vestcom's Certificate of Incorporation, the shares of Vestcom common stock, Class B Preferred Stock and Class C Preferred Stock constitute the only class of outstanding voting securities of Vestcom. Accordingly, only holders of Vestcom common stock, Class B Preferred Stock and Class C Preferred Stock are entitled to execute consents. Vestcom stated in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, that, as of October 31, 1999, there were 9,056,806 shares of Vestcom common stock outstanding, the Class B Preferred Stock are convertible into and vote as the equivalent of an aggregate of 239,988 common shares and there are no shares of Class C Preferred Stock outstanding. Each share of Vestcom common stock is entitled to one vote. Shareholders of Vestcom do not have cumulative voting rights. The Consent Record Date for determining shareholders entitled to vote is February 8, 2000.

                        VESTCOM SHARES BENEFICIALLY OWNED
                       BY THE SOLICITORS AND THE NOMINEES

      The following table sets forth the number and percent of outstanding shares of Vestcom common stock beneficially owned by the Solicitors and each of the Nominees, as of January 28, 2000, based solely on Vestcom's proxy statement filed with the SEC on April 27, 1999 (the "Vestcom Proxy Statement"), and the persons known to the Solicitors who beneficially own 5% or more of the outstanding shares of Vestcom common stock as of December 13, 1999.

Name and Address of            Amount and Nature of
Beneficial Owner(1)            Beneficial Ownership       Percent of Class
-------------------            --------------------       ----------------

Harish K. Chopra(2)                   745,600                   8.23%
Howard April(3)                       141,464                   1.56%
Parker S. Kennedy                         -0-                    -0-
Frank E. Raab                           2,000                     *
Robert J. Verrilli                      3,500                     *
Solicitors And                       --------                  -----
Six Nominees                          892,564                   9.86%
As A Group

----------

* Less than 1/100th of 1%.

(1)   Address not included if otherwise disclosed in this Consent Statement.

(2) Includes 184,500 shares held by TimeTrust, Inc., 527,100 shares of Vestcom common stock held by R-Squared Limited, an affiliate of TimeTrust, and 33,900 shares held by Mr. Chopra personally.

(3) Includes 13,718 shares of Vestcom common stock and 127,746 dividend access shares held by Mr. April which are convertible into 127,746 shares of Vestcom common stock. Mr. April's son, Leonard April, holds 112,248 shares of Vestcom common shares, as to which Howard April disclaims beneficial ownership.

                          OTHER ANTI-TAKEOVER MEASURES

      If Vestcom's Poison Pill is judicially invalidated, other measures will remain available to Vestcom and its shareholders to guard against coercive take-over attempts.

      Undesignated Stock. Vestcom's Certificate of Incorporation authorizes not only 20,000,000 shares of Common Stock, but also 10,000,000 shares of undesignated stock. The undesignated stock may be issued from time to time by the Company's Board of Directors as shares of one or more classes or series of preferred stock or common stock. Subject to the provisions of the Company's Certificate of Incorporation and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the undesignated shares, to fix the number of shares and to change the number of shares constituting any series or class, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of preferred stock or common stock, in each case without any further action or vote by the shareholders.

      One of the effects of undesignated stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise. The issuance of shares of preferred stock may, however, adversely affect the rights of the holders of Common Stock. For example, preferred stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of such stock may discourage bids for the Common Stock at a premium or may otherwise adversely affect the market price of the Common Stock.

      Statutory Business Combination Provisions. The New Jersey Business Corporation Act provides that in determining whether a proposal or offer to acquire a corporation is in the best interest of the corporation, the board of directors may, in addition to considering the effects of any action on shareholders, consider any of the following: (a) the effects of the proposed action on the corporation's employees, suppliers, creditors and customers, (b) the effects on the community in which the corporation operates and (c) the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may best be served by the continued independence of the corporation. The statute further provides that if, based on these factors, the board determines that any such offer is not in the best interest of the corporation, it may reject the offer. These provisions may make it more difficult for a shareholder to challenge the Board's rejection of, and may facilitate the Board's rejection of, an offer to acquire the Company.

      Vestcom is also subject to the New Jersey Shareholders Protection Act (the "Protection Act"), which prohibits certain New Jersey corporations from engaging in business combinations (including mergers, consolidations, significant asset dispositions and certain stock issuances) with any interested shareholder (defined to include, among others, any person that becomes a beneficial owner of 10% or more of the affected corporation's voting power) for five years after such person becomes an interested shareholder, unless the business combination is approved by the board of directors prior to the date the shareholder became an interested shareholder. In addition, the Protection Act prohibits any business combination at any time with an interested shareholder other than a transaction that (i) is approved by the board of directors prior to the date the interested shareholder became an interested shareholder, or (ii) is approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by the interested shareholder, or (iii) satisfied certain "fair price" and related criteria.'"

                ADDITIONAL INFORMATION CONCERNING THE SOLICITORS

      Certain information about the employees and representatives of the Solicitors (other than Nominees) who may assist Solicitor in soliciting consents is set forth in the attached Annex II. Annex III sets forth certain information relating to the ownership of Vestcom common stock by certain of the Solicitors' employees and representatives, and about any transactions between any of them and Vestcom.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

      Our disclosure in this Consent Statement and in our documents incorporated by reference contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to:

      -     future actions;

      -     prospective products or product approvals;

      - future performance or results of current or anticipated products, sales efforts and expenses;

      - the outcome of contingencies such as legal proceedings; potential growth and performance of Vestcom;

      -     projected revenues;

      -     annual research and development budgets; and

      -     financial results.

      From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public.

      Any and all of our forward-looking statements in this Consent Statement, and in our documents incorporated by reference can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

      We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

      Because the statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. We caution you not to place undue reliance on the statements, which speak only as of the date of this Consent Statement or, in the case of documents incorporated by reference, the date of the document.

      The cautionary statements contained or referred to in this section should be considered in connection with any subsequent written or oral forward-looking statements that the Solicitors or persons acting on their behalf may issue. Solicitors undertake no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

                                  SOLICITATION

      The solicitation of consents pursuant to this Consent Solicitation is being made by the Solicitors--Harish K. Chopra, TimeTrust, Inc. and R-Squared Limited. Solicitation of consents also may be made by the directors, officers, investor relations personnel and other employees of the Solicitors, its subsidiaries and their affiliates and by the Nominees. Consents will be solicited by mail, advertisement, telephone or telecopier and in person. No such persons will receive additional compensation for such solicitation.

      In addition, Solicitor has retained Beacon Hill Partners to assist in the solicitation, for which services Beacon Hill Partners will be paid a fee of $15,000, a $25,000 success fee and out-of-pocket expenses. Beacon Hill Partners will be reimbursed for their reasonable out-of-pocket expenses. The Solicitors have also agreed to indemnify Beacon Hill Partners against certain liabilities and expenses, including certain liabilities and expenses under the federal securities laws. It is anticipated that approximately 20 persons will be employed by Beacon Hill Partners to solicit Vestcom shareholders.

      Banks, brokers, custodians, nominees and fiduciaries will be requested to forward solicitation material to the beneficial owners of shares of Vestcom common stock. The Solicitors will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable expenses for sending solicitation material to the beneficial owners.

      Certain information about the directors and executive officers of the Solicitors who are not Nominees and certain representatives of the Solicitors who will assist Beacon Hill Partners in soliciting consents is contained in Annex II. Annex III sets forth certain information relating to the ownership of shares of Vestcom common stock by the Solicitors' directors, officers, employees and representatives who may participate in the solicitation, and about any transactions between any of them and Vestcom.

      The cost of the solicitation of consents to the Proposals will be borne by the Solicitors. The Solicitors may seek reimbursement of the costs of this solicitation from Vestcom. Costs related to the solicitation of consents to the Proposals include expenditures for attorneys, accountants, investment bankers, consent solicitors, public relations advisors, printing, advertising, postage, litigation and related expenses and filing fees and are expected to aggregate approximately $275,000, of which $185,000 has been spent to date. The portion of such costs allocable solely to the solicitation of consents to the Proposals is not readily determinable.

                                CONSENT PROCEDURE

      Section 14A:5-6 of the New Jersey Business Corporation Act provides that, absent a contrary provision in Vestcom's Certificate of Incorporation, any action that may be taken at a meeting of the shareholders may be taken by the written consent of at least the minimum number of votes that would be necessary to take such action at a meeting in which all shares entitled to vote were present and voting. Vestcom's Certificate of Incorporation contains no contrary provision.

      Article II, Section 2.15 of the Vestcom by-laws provides that any shareholder of record seeking to have the shareholders authorize or take corporate action by written consent will, by written notice to the Secretary of Vestcom, request that the Vestcom Board fix a Consent Record Date. The Vestcom Board is required to promptly, but in all events within 10 days of the date on which such a request is received, adopt a resolution fixing the Consent Record Date. Under the Vestcom by-laws, the Consent Record Date fixed by the Vestcom Board cannot be later than 10 days following the date on which the resolution fixing the Consent Record Date was adopted by the Vestcom Board. Under the NJBCA and the Vestcom by-laws, if no Consent Record Date has been fixed by the Vestcom Board within 10 days of the receipt of the request, the Consent Record Date will be the first date on which a signed, written consent setting forth the action taken or proposed to be taken is delivered to Vestcom. On January 18, 2000, the Solicitors delivered to Vestcom a notice of its intention to seek to have Vestcom's shareholders take action by written consent and requested that the Vestcom Board fix the Consent Record Date for the consent solicitation made hereby. On January 29, 2000, the Vestcom Board fixed February 8, 2000, as the Consent Record Date for the solicitation.

      The Consent Tabulation Date was set by Vestcom management to be April 7, 2000 (the "Consent Tabulation Date") which is permitted under New Jersey law to be the effective date of these Proposals as no merger or business combination is contemplated and all Vestcom shareholders are being notified by the Solicitors and the Company of this Consent Solicitation. We understand that Vestcom's incumbent management is seeking, after the Consent Tabulation Date, to send written notice of the outcome of this Consent Solicitation to the Vestcom shareholders. This would extend the effective date of our Proposals a further 10 days to April 17, 2000. We believe this additional step is not required under the New Jersey Business Corporation Act but is being utilized merely as a further delaying tactic by incumbent management. During that additional 10 day period, we expect that Vestcom's incumbent management will continue to seek to dissuade you and the other Vestcom shareholders from adopting our Proposals. This 10 day delaying notification period does not extend the time in which you may consent to our Proposals, it only gives Vestcom's incumbent management further time to seek revocation of your previously delivered consents. WE URGE YOU ONCE YOU HAVE DELIVERED YOUR CONSENT NOT TO REVOKE IT.

      Accordingly, pursuant to Section 14A:5-6(c) of the New Jersey Business Corporation Act, the Proposals will become effective on April 17, 2000, if as of that date properly completed, unrevoked consents consenting to the Proposals, signed by the holders of record as of the close of business on the Consent Record Date and constituting a majority of the shares of Vestcom common stock then outstanding are delivered to Vestcom. NJBCA Section 14A:5-6(a) provides that no written consent will be effective unless delivered to Vestcom within 60 days of the date of the earliest dated consent delivered to Vestcom in the manner provided by New Jersey law. The effectiveness of the Proposals is subject to, and conditioned upon, the adoption of Proposals 1 and 2 by the holders of record, as of the close of business on the Consent Record Date, of a majority of the shares of Vestcom common stock then outstanding.

      Any failure to execute and return a consent, and all abstentions and broker non-votes, will have the same effect as voting against the Proposals.

                    EFFECTIVENESS AND REVOCATION OF CONSENTS

      Under Section 2.15 of Article II of the Vestcom by-laws, the Secretary of Vestcom is required to engage a nationally recognized independent inspector of election in connection with this consent solicitation. The inspector is required, as soon as practicable after receipt of written consents for adoption of the Proposals, to conduct such reasonable investigations as the inspector deems necessary or appropriate for the purpose of ascertaining the validity of the consents, including determining whether the holders of shares of Vestcom common stock having the requisite voting power to authorize the

Proposals have given consent. If after this investigation, the inspector determines that actions proposed by this consent solicitation have been validly taken, that fact is to be certified on Vestcom's records. The Solicitor plans to present the results of a successful solicitation with respect to the corporate actions proposed herein to Vestcom as soon as possible.

      An executed consent card may be revoked by signing, dating and delivering a written revocation at any time prior to April 17, 2000, the date which is 10 days after the Consent Tabulation Date. The delivery of a subsequently dated consent card that is properly completed and signed will constitute a revocation of any earlier consent card delivered by such holder. The revocation may be delivered either to the Solicitor, in care of Beacon Hill Partners, or to an address provided by Vestcom. Although a revocation is effective if delivered to Vestcom, the Solicitor requests that either the original or photostatic copies of all revocations of consents be mailed or delivered to the Solicitor in care of Beacon Hill Partners at the address set forth above, so that the Solicitor will be aware of all revocations and can more accurately determine if and when unrevoked consents to the actions described in this Consent Statement have been received from the holders of record on the Consent Record Date of a majority of outstanding shares of Vestcom common stock.

                              SPECIAL INSTRUCTIONS

      If you were a record holder of shares of Vestcom common stock as of the close of business on the Consent Record Date, you may elect to consent to, withhold consent to or abstain with respect to each Proposal by marking the "CONSENT," "DOES NOT CONSENT" or "ABSTAIN" box, as applicable, underneath each such Proposal on the accompanying GOLD consent card and signing, dating and returning it promptly in the enclosed postage-paid envelope or by mailing the consent card to Beacon Hill Partners at the address stated below.

      If the shareholder signing, dating and returning the GOLD consent card has failed to check a box marked "CONSENT," "DOES NOT CONSENT" or "ABSTAIN" for any of the Proposals, such shareholder will be deemed to have consented to each such Proposal, except that such shareholder will not be deemed to have consented to the removal of any current Vestcom director or to the election of any Nominee whose name is written in on the consent card under the corresponding Proposal.

                  THE SOLICITORS RECOMMEND THAT YOU CONSENT TO
                             EACH OF THE PROPOSALS.

      YOUR CONSENT IS IMPORTANT. PLEASE MARK, SIGN AND DATE THE ENCLOSED GOLD CONSENT CARD AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY OR MAIL THE CARD TO MORROW AT THE ADDRESS STATED BELOW.

      FAILURE TO RETURN YOUR CONSENT CARD WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

      If your shares of Vestcom common stock are held in "Street-Name," only your bank or broker can execute a consent on your behalf, but only upon receipt of your specific instructions. Please sign, date and return the enclosed GOLD consent instruction form to your bank or broker today in the postage-paid envelope provided. To ensure that your consent is effective, please contact the persons responsible for your account and instruct them to execute a GOLD consent card on your behalf. the Solicitor urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to The Solicitor in care of Beacon Hill Partners at the address set forth below so that the Solicitor will be aware of all instructions given and can attempt to ensure that such instructions are followed.

                                APPRAISAL RIGHTS

      Holders of Vestcom common stock do not have dissenters' appraisal rights under New Jersey law in connection with this consent.

                      COMPENSATION, REMUNERATION AND OTHER
                       INFORMATION ABOUT VESTCOM'S PRESENT
                             OFFICERS AND DIRECTORS

      We refer you to Vestcom's last Proxy Statement, dated April 27, 1999, for information concerning the compensation, enumeration and other information about Vestcom's present officers and directors.

                              SHAREHOLDER PROPOSALS

      According to Vestcom's Proxy Statement dated April 27, 1999, shareholder proposals to be presented at Vestcom's next Annual Meeting must have been received by Vestcom, in writing, no late than December 27, 1999, in order to be eligible for inclusion in Vestcom's Proxy Statement and form of proxy for that meeting, and must be received no later than March 12, 1999, to be considered at the next Annual Meeting (but not included in Vestcom's Proxy Statement for that meeting).

      We believe, however, that pursuant to the amended by-laws of Vestcom adopted on December 16, 1999, shareholder proposals to be presented at the next Annual Meeting must be received by Vestcom no earlier than January 27, 2000 and no later than February 26, 2000 in order to be considered at the next Annual Meeting (but not included in Vestcom's Proxy Statement).

      If you have any questions or require any assistance in executing or delivering your consent, please write to, or call:

                              Beacon Hill Partners
                           90 Broad Street, 20th Floor
                               New York, NY 10004
             Banks and Brokerage Firms Call Collect: (212) 843-8500
                    Shareholders Please Call: (800) 755-5001

Dated: February   , 2000

                                     ANNEX I

             INFORMATION CONCERNING VESTCOM'S OFFICERS AND DIRECTORS

      The following table sets forth the share ownership of all current directors and executive officers of Vestcom and holders of more than five percent of Vestcom's Common Stock as reported in Vestcom's Proxy Statement, dated April 27, 1999:

                                            Number of
                                     Common Shares and Share
Name                                Equivalents(1)(2) of Class        Percent
-------------------------------     --------------------------     -------------

Brookside Capital Partners Fund            1,150,700(A)               13.09%
L.P.

Dresdner RCM Global Investors                867,200                   9.87%
LLC [including Dresdner RCM
Global Investors US Holdings
LLC; RCM Limited L.P.; RCM
General Corporation; and
Dresdner Bank AG]

Gary J. Marcello                             541,170                    6.2%

AMVESCAP PLC                                 447,400                   5.09%

Joel Cartun(1)                             1,474,198                   16.3%

Peter J. McLaughlin                          172,287                    1.9%

Harvey Goldman(2)                             28,500                     *

Brendan Keating(3)                            16,250                     *

Robert Rogus(4)                              117,938                    1.3%

----------

      (1) Includes 200,000 shares held by trusts for the benefit of Mr. Cartun's children. As trustee for such trustees, Mr. Cartun's wife has the right to vote and dispose of such shares.

      (2)   Includes 12,500 shares issuable upon the exercise of stock options.

      (3)   Includes 8,750 shares issuable upon the exercise of stock options.

      (4) Includes 1,000 shares issuable upon the exercise of stock options. Mr. Rogus is no longer considered an executive officer of the Company (effective January 1, 1999) and, accordingly, his holdings are not included in the total for all current executive officers, directors and nominees.

                                            Number of
                                     Common Shares and Share
Name                                Equivalents(1)(2) of Class        Percent
-------------------------------     --------------------------     -------------

Stephen R. Bova(5)                           148,000                    1.6%

Leonard J. Fassler(6)                         13,500                     *

Fred S. Lafer(7)                              12,100                     *

Robert J. Levenson(8)                         10,100

Richard D. White(9)                          110,000                    1.2%

----------

      (5)   Includes 10,000 shares issuable upon the exercise of stock options.

      (6) Includes 1,000 shares held by Mr. Fassler's wife, Mr. Fassler disclaims beneficial ownership of such shares. Also includes 10,000 shares issuable upon the exercise of stock options.

      (7) Includes 1,200 shares held by family trusts of which Mr. Lafer is trustee. Also includes 10,000 shares issuable upon the exercise of stock options.

      (8) Includes 600 shares held by Mr. Levenson's wife as custodian for the benefit of her children.

      (9) Includes 61,704 shares held in the aggregate by CIBC Oppenheimer and an affiliate of CIBC Oppenheimer. Mr. White is a Managing Director of CIBC Capital Partners, an affiliate of CIBC Oppenheimer. Mr. White disclaims beneficial ownership of these 61,704 shares. Also includes 10,000 shares issuable upon the exercise of stock options. Pursuant to Mr. White's employment arrangement with CIBC Oppenheimer, any economic benefit derived from these options must be contributed by him to CIBC Oppenheimer

                                    ANNEX II

                        INFORMATION CONCERNING DIRECTORS,
                          OFFICERS, EMPLOYEES AND OTHER
                        REPRESENTATIVES OF THE SOLICITORS

      The following table sets forth the name and the present principal occupation or employment, and the name and principal business address of any corporation or other organization in which such employment is carried on, of the directors, officers, employees and representatives of the Solicitors who may assist in soliciting consents from Vestcom's shareholders. Unless otherwise indicated, each person listed below is an officer and/or director of TimeTrust, Inc., and the principal business address of each person listed below is 1455 Frazee Road, Suite 420, San Diego, California 92108.

NAME AND PRINCIPAL         PRESENT PRINCIPAL OCCUPATION OR
BUSINESS ADDRESS           EMPLOYMENT
------------------         --------------------------------

Harish K. Chopra     -     President, Secretary and Director, of TimeTrust, Inc.
Robert Verrilli      -     Chief Financial Officer of TimeTrust, Inc.
Jim Jensen           -     Director of TimeTrust, Inc.
Leatrice Latts       -     Director of TimeTrust, Inc.

      Unless otherwise indicated, each person listed below is an officer and/or director of R-Squared Limited and the principal business address of each person listed below is P.O. Box 1586_GT, Cardinal Avenue, George Town, Grand Cayman, British West Indies.

NAME AND PRINCIPAL                  PRESENT PRINCIPAL OCCUPATION OR
BUSINESS ADDRESS                    EMPLOYMENT
------------------                  -------------------------------

Morgan Piers ap Peter Stradling     Director of R-Squared Limited
Sheena Thompson                     Director of R-Squared Limited
Royal Bank of Canada Trust          Secretary

                                    ANNEX III

                      VESTCOM COMMON STOCK HELD BY CERTAIN
            DIRECTORS, OFFICERS, EMPLOYEES AND OTHER REPRESENTATIVES
           OF THE SOLICITORS AND THE NOMINEES AND CERTAIN TRANSACTIONS
                         BETWEEN ANY OF THEM AND VESTCOM

      Except as disclosed in this Consent Statement, none of the Solicitors, their directors or executive officers, the Nominees or the employees or other representatives of the Solicitor named in Annex II owns any securities of Vestcom or any parent or subsidiary of Vestcom, beneficially or of record; has purchased or sold any such securities within the past two years; or is or was within the past year a party to any contract, arrangement or understanding with any person for such securities. Except as disclosed in this Consent Statement, to the best knowledge of the Solicitors, its subsidiaries, their directors or executive officers, the Nominees and the employees and other representatives of the Solicitors named in Annex II, none of their Associates (as defined in Rule 14a-1 under the Exchange Act) beneficially owns, directly or indirectly, any securities of Vestcom.

      Except as disclosed in this Consent Statement, none of the Solicitors, their subsidiaries, their directors or executive officers, the Nominees, the employees or other representatives of the Solicitors named in Annex II, or, to their best knowledge, their Associates has any arrangement or understanding with any person as (1) to any future employment by Vestcom or its affiliates or (2) to future transactions to which Vestcom or any of its affiliates will or may be a party, nor any material interest, direct or indirect, in any transaction that has occurred since January 1, 1998, or any currently proposed transaction, or series of similar transactions, which Vestcom or any of its affiliates was or is to be a party and in which the amount involved exceeds $60,000. Certain Nominees, directors and executive officers of the Solicitors and/or its respective associates may also be directors or officers of other companies and organizations that have engaged in transactions with Vestcom or its subsidiaries in the ordinary course of business since January 1, 1998, but the Solicitors believe that the interest of such persons in such transactions is not material.

      None of the Nominees have been involved in any legal proceedings in the preceding five years which must be disclosed as material for purposes of an evaluation of the integrity or ability of any person nominated to become a director under the federal securities laws.

      The following sets forth all purchases and sales during the past two years of Vestcom common stock deemed to be beneficially owned by the Solicitors and the Nominees. All transactions were effected in open market transactions.

                         Transaction
Name                     Date               Number of Shares       Purchase/Sold
----                     -----------        ----------------       -------------

Harish K. Chopra         12/27/99                10,000            Purchase
                         12/29/99                 3,000            Purchase
                         12/30/99                 5,500            Purchase
                         01/06/00                12,000            Purchase
                         02/02/00                 3,500            Purchase

TimeTrust, Inc.          10/19/99                 7,000            Purchase
                         10/26/99                 1,100            Sold

                         Transaction
Name                     Date               Number of Shares       Purchase/Sold
----                     -----------        ----------------       -------------

                         10/27/99                   600            Purchase
                         10/28/99                 9,900            Purchase
                         11/02/99                   500            Purchase
                         11/05/99                   200            Sold
                         11/16/99                35,000            Purchase
                         11/17/99                13,000            Purchase
                         11/18/99                 3,800            Sold
                         11/18/99               101,200            Purchase
                         11/19/99                   500            Sold
                         11/23/99                   600            Sold
                         11/24/99                 1,000            Purchase
                         12/01/99                15,500            Purchase
                         12/07/99                 1,000            Purchase
                         12/14/99                 3,000            Purchase
                         12/27/99                   200            Purchase
                         12/28/99                 2,800            Purchase

R-Squared Limited        10/13/99                 4,000            Purchase
                         10/14/99                 5,000            Purchase
                         10/15/99                50,000            Purchase
                         10/20/99                50,000            Purchase
                         10/21/99                51,000            Purchase
                         10/22/99               100,000            Purchase
                         10/27/99               115,500            Purchase
                         10/28/99                20,000            Purchase
                         11/01/99                 5,000            Purchase
                         11/02/99                 4,000            Purchase
                         11/03/99                 7,000            Purchase
                         11/04/99                   300            Purchase
                         11/08/99                15,000            Purchase
                         11/09/99                 9,000            Purchase
                         11/18/99                 2,500            Purchase
                         11/19/99                 5,000            Purchase
                         11/23/99                 1,000            Sold
                         11/29/99                25,000            Purchase
                         12/01/99                 9,900            Purchase
                         12/02/99                 6,500            Purchase
                         12/07/99                 2,500            Purchase
                         12/08/99                 8,700            Purchase
                         12/09/99                 5,200            Purchase
                         12/15/99                 4,300            Purchase
                         12/16/99                13,700            Purchase
                         12/22/99                 1,000            Purchase
                         010/5/00                 2,000            Purchase
                         01/18/00                 6,000            Purchase

Frank E. Raab            02/02/00                 2,000            Purchase

                         Transaction
Name                     Date               Number of Shares       Purchase/Sold
----                     -----------        ----------------       -------------

Robert J. Verrilli       11/30/99                 2,500            Purchase
                         02/04/00                   500            Purchase
                         02/07/00                   500            Purchase

Katrina Hanson           12/17/99                   900            Purchase
                         12/20/99                   600            Purchase

                                    ANNEX IV

                           FORM OF PROPOSED AMENDMENTS
                             TO THE VESTCOM BY-LAWS

      1. Proposed Amendment to Section 3.2 of Article III

      Section 3.2 of Article III of the Vestcom by-laws is amended to read as follows:

            "The number of Directors constituting the whole Board shall be seven."

      2. Proposed Amendment of Section 3.7 of Article III

      Section 3.7 of Article III of the Vestcom by-laws is amended to read as follows:

            "Subject to the last sentence of this Section, any vacancy or vacancies which may occur among the Directors through death, resignation, or disqualification or for any other cause, shall be filled by a majority of the remaining Directors, though less than a quorum, or by the remaining Director, and the Directors so chosen shall hold office until the next annual election and until their respective successors shall be duly elected and shall have qualified, unless sooner displaced as provided by the laws of the State of New Jersey. Newly created directorships resulting from an increase in the number of Directors shall be filled in the same manner. Notwithstanding anything in the foregoing, any vacancies resulting from removal of a director or directors by the shareholders through shareholder action without a meeting shall be filled only by the affirmative vote of the majority of the issued and outstanding shares of the stock of the Corporation entitled to vote."

                                   APPENDIX 1

[GOLD CONSENT CARD]                                       [FORM OF CONSENT CARD]

                    PRELIMINARY COPY -- SUBJECT OF COMPLETION
                   SOLICITATION ON BEHALF OF HARISH K. CHOPRA,
                      TIMETRUST, INC. AND R-SQUARED LIMITED

Unless otherwise indicated below, the undersigned, a shareholder of record of Vestcom International, Inc. ("Vestcom") as of the close of business on February __, 2000 (the "Consent Record Date"), hereby consents, pursuant to Section 14A.5-6 of the New Jersey Business Corporation Act and Section 2.15 of Article II of the Vestcom by-laws for all shares of common stock of Vestcom held by the undersigned, to the taking of the following actions without a meeting of the shareholders of Vestcom:

      [In the absence of prior Board action, the date of delivery to Vestcom of the initial consent shall constitute the record date for this consent solicitation.]


                  (CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)


--------------------------------------------------------------------------------
                             -FOLD AND DETACH HERE-

                                                                     Please mark
                                                                your votes as [X
                                                                    indicated in
                                                                    this example

                                                               DOES NOT
                                                    CONSENT    CONSENT   ABSTAIN

1.    Remove Joel Cartun, Fred S. Lafer,
      Brendan Keating, Robert J. Levenson,
      and Richard D. White, and any other
      person (other than Stephen R. Bova,
      Leonard J. Fassler or those elected
      pursuant to this consent) elected or
      appointed to the Vestcom Board prior
      to the effective date of this
      shareholder action.

      INSTRUCTION: TO CONSENT, NOT CONSENT OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE PERSONS NAMED IN PROPOSAL #1, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL #1, BUT NOT ALL OF THEM, CHECK THE "CONSENT" BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED IN THE SPACE PROVIDED BELOW:

---------------------------------------------

                                                               DOES NOT
                                                    CONSENT    CONSENT   ABSTAIN

2.    Elect Howard April, Harish K.
      Chopra, Parker S. Kennedy,
      Frank E. Raab, and Robert J.
      Verrilli (the "Nominees")
      to serve as directors of Vestcom
      together with continuing directors,
      Stephen R. Bova and Leonard J. Fassler
      (or, if any such Nominee is unable
      to serve as a director of Vestcom
      due to death, disability or otherwise,
      any other person designated as a
      Nominee by the remaining Nominee or
      Nominees).

      INSTRUCTION: TO CONSENT, NOT CONSENT OR
      ABSTAIN FROM CONSENTING TO THE ELECTION OF
      ALL THE PERSONS NAMED IN PROPOSAL #2,
      CHECK THE APPROPRIATE BOX ABOVE. IF YOU
      WISH TO CONSENT TO THE ELECTION OF CERTAIN
      OF THE PERSONS NAMED IN PROPOSAL #2, BUT
      NOT ALL OF THEM, CHECK THE "CONSENT" BOX
      ABOVE AND WRITE THE NAME OF EACH SUCH
      PERSON YOU DO NOT WISH ELECTED IN THE
      SPACE PROVIDED BELOW.

3.    Amend Section 3.2  of Article III of the        |_|        |_|       |_|
      Vestcom by-laws to set the
      number of directors of Vestcom
      at seven as set forth in Annex IV to
      the Consent Statement.

4.    Amend Section 3.7 of Article III of the         |_|        |_|       |_|
      Vestcom by-laws to provide that vacancies on the Vestcom Board created as a result of a removal of directors by Vestcom shareholders may be filled only by a majority vote of shares of Vestcom common stock as set forth in Annex IV to the Consent Statement.

-----------------------------------------------------

5.    Repeal each provision of the Vestcom            |_|        |_|       |_|
      by-laws adopted after December 16, 1999
      and before the effectiveness of as of the foregoing actions.

                                           IF NO BOX IS MARKED FOR ANY PROPOSAL,
                                           THE UNDERSIGNED WILL BE DEEMED TO
                                           CONSENT TO SUCH PROPOSAL, EXCEPT THAT
                                           THE UNDERSIGNED WILL NOT BE DEEMED TO
                                           CONSENT TO THE REMOVAL OF ANY CURRENT
                                           DIRECTOR OR TO THE ELECTION OF ANY
                                           NOMINEE WHOSE NAME IS WRITTEN IN THE
                                           SPACE PROVIDED.

                                           IN ORDER FOR YOUR CONSENT TO BE
                                           VALID, IT MUST BE DATED. PLEASE MARK,
                                           SIGN, DATE AND MAIL YOUR CONSENT
                                           PROMPTLY IN THE ENCLOSED POSTAGE-PAID
                                           ENVELOPE.

                                           The provisions of the Consent
                                           Statement dated February ___, 2000 of
                                           Harish K. Chopra, TimeTrust Inc., and
                                           R-Squared Limited, which more fully
                                           set forth the amendments to the
                                           Vestcom by-laws described in items 3
                                           and 4 above, including the precise
                                           wording of such amendments (see Annex
                                           IV) are incorporated by reference.

                                           IN THE ABSENCE OF DISSENT OR
                                           ABSTENTION BEING INDICATED ABOVE, THE
                                           UNDERSIGNED HEREBY CONSENTS TO EACH
                                           ACTION LISTED

                                           ABOVE.

                                           The effectiveness of proposals 1
                                           through 5 is subject to, and
                                           conditioned upon, the adoption of
                                           each and every proposal set forth
                                           above by the holders of record, as of
                                           the close of business on the Consent
                                           Record Date, of a majority of the
                                           shares of Vestcom common stock then
                                           outstanding (including the receipt of
                                           consents from such holders to the
                                           election of each Nominee to the
                                           Vestcom Board).

Signature(s) ________________________ Dated             , 2000

Please sign exactly as the name appears on stock certificate or on the attached label. If shares are held by joint tenants, both should sign. In case of joint owners, each joint owner must sign. When signing as attorney, executor, administrator, trustee guardian, corporate officer, etc., please give full title.

--------------------------------------------------------------------------------
                            * FOLD AND DETACH HERE *


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